Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

June 30, 2014 and 2013

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2014 and 2013

Page(s)

Report on Review of Interim Financial Statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to Interim Consolidated Financial Statements	8~127

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statement of financial position of the Group as of June 30, 2014, and the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013, and the statements of changes in equity and cash flows for the six-month periods ended June 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2014. The consolidated statement of financial position as of December 31, 2013, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2013.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

August 14, 2014

This report is effective as of August 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

June 30, 2014 and December 31, 2013

(in millions of Korean won)	Notes	June 30, 2014		December 31, 2013

Assets
Cash and due from financial institutions	4,6,7,37	￦	15,587,672	￦	14,792,654
Financial assets at fair value through profit or loss	4,6,11		8,715,736		9,328,742
Derivative financial assets	4,6,8		2,002,207		1,819,409
Loans	4,6,9,10		224,421,337		219,001,356
Financial investments	4,6,11		34,505,461		34,849,095
Investments in associates	12		691,552		755,390
Property and equipment	13		3,006,252		3,060,843
Investment property	13		162,829		166,259
Intangible assets	14		462,678		443,204
Deferred income tax assets	15,32		17,669		15,422
Assets held for sale	16		63,651		37,718
Other assets	4,6,17		9,461,041		7,568,063

Total assets		￦	299,098,085	￦	291,838,155

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	￦	1,393,830	￦	1,115,202
Derivative financial liabilities	4,6,8		1,777,384		1,795,339
Deposits	4,6,19		205,360,093		200,882,064
Debts	4,6,20		16,344,681		14,101,331
Debentures	4,6,21		26,460,972		27,039,534
Provisions	22		636,962		678,073
Net defined benefit liabilities	23		139,503		64,473
Current income tax liabilities	32		130,183		211,263
Deferred income tax liabilities	15,32		151,028		61,816
Other liabilities	4,6,24		20,269,187		20,236,229

Total liabilities			272,663,823		266,185,324

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,605		15,854,605
Accumulated other comprehensive income	25,34		354,365		336,312
Retained earnings	25		8,102,192		7,530,156

Equity attributable to shareholders of the parent company			26,242,920		25,652,831
Non-controlling interests			191,342		—

Total equity			26,434,262		25,652,831

Total liabilities and equity		￦	299,098,085	￦	291,838,155

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014				2013
		Three months		Six months		Three months		Six months

Interest income		￦	2,949,312	￦	5,847,816	￦	3,080,337	￦	6,282,344
Interest expense			(1,341,231)		(2,697,024)		(1,430,862)		(2,982,278)

Net interest income	5,26		1,608,081		3,150,792		1,649,475		3,300,066

Fee and commission income			653,543		1,271,352		672,212		1,310,238
Fee and commission expense			(301,427)		(605,851)		(279,960)		(551,085)

Net fee and commission income	5,27		352,116		665,501		392,252		759,153

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	5,28		99,208		169,727		122,310		324,309

Net other operating income	5,29		(192,423)		(363,674)		(345,504)		(720,588)

General and administrative expenses	5,13,14,23,30		(1,009,130)		(1,999,994)		(1,015,563)		(2,001,008)

Operating profit before provision for credit losses	5		857,852		1,622,352		802,970		1,661,932

Provision for credit losses	5,10,17,22		(332,443)		(613,219)		(351,475)		(677,572)

Net operating profit	5		525,409		1,009,133		451,495		984,360

Share of profit(loss) of associates	5,12		18,428		33,806		(118,970)		(109,554)
Net other non-operating income(expense)	5,31		(21,592)		(22,267)		(9,122)		(3,667)

Net non-operating profit (loss)			(3,164)		11,539		(128,092)		(113,221)

Profit before income tax	5		522,245		1,020,672		323,403		871,139

Income tax expense	5,32		(123,848)		(248,750)		(158,145)		(292,965)

Profit for the period	5		398,397		771,922		165,258		578,174

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014				2013
		Three months		Six months		Three months		Six months

Remeasurements of net defined benefit liabilities	23		(4,908)		(7,670)		218		286

Items that will not be reclassified to profit or loss			(4,908)		(7,670)		218		286

Exchange differences on translating foreign operations			(31,944)		(26,983)		21,432		46,666
Change in value of financial investments			74,397		100,267		(163,830)		(83,847)
Shares of other comprehensive income of associates			(13,543)		(43,847)		9,073		25,026
Cash flow hedges			(2,722)		(3,777)		2,238		(1,415)

Items that may be reclassified subsequently to profit or loss			26,188		25,660		(131,087)		(13,570)

Other comprehensive income for the period, net of tax			21,280		17,990		(130,869)		(13,284)

Total comprehensive income for the period		￦	419,677	￦	789,912	￦	34,389	￦	564,890

Profit attributable to:
Shareholders of the parent company	5	￦	391,687	￦	765,212	￦	163,520	￦	574,978
Non-controlling interests	5		6,710		6,710		1,738		3,196

	5	￦	398,397	￦	771,922	￦	165,258	￦	578,174

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	413,030	￦	783,265	￦	74,806	￦	593,608
Non-controlling interests			6,647		6,647		(40,417)		(28,718)

		￦	419,677	￦	789,912	￦	34,389	￦	564,890

Earnings per share	35
Basic earnings per share		￦	1,014	￦	1,981	￦	423	￦	1,488
Diluted earnings per share			1,011		1,974		422		1,483

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2014 and 2013

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity

Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the period		—		—		—		574,978		3,196		578,174
Remeasurements of net defined benefit liabilities		—		—		260		—		26		286
Exchange differences on translating foreign operations		—		—		46,557		—		109		46,666
Change in value of financial investments		—		—		(51,798)		—		(32,049)		(83,847)
Shares of other comprehensive income of associates		—		—		25,026		—		—		25,026
Cash flow hedges		—		—		(1,415)		—		—		(1,415)

Total comprehensive income		—		—		18,630		574,978		(28,718)		564,890

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		15,156		—		39		(165,804)		(150,609)

Total transactions with shareholders		—		15,156		—		(231,772)		(165,804)		(382,420)

Balance at June 30, 2013	￦	1,931,758	￦	15,855,456	￦	313,772	￦	6,844,625	￦	—	￦	24,945,611

Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	25,652,831

Comprehensive income
Profit for the period		—		—		—		765,212		6,710		771,922
Remeasurements of net defined benefit liabilities		—		—		(7,653)		—		(17)		(7,670)
Exchange differences on translating foreign operations		—		—		(26,983)		—		—		(26,983)
Change in value of financial investments		—		—		100,233		—		34		100,267
Shares of other comprehensive income of associates		—		—		(43,847)		—		—		(43,847)
Cash flow hedges		—		—		(3,697)		—		(80)		(3,777)

Total comprehensive income		—		—		18,053		765,212		6,647		789,912

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Others		—		—		—		—		184,695		184,695

Total transactions with shareholders		—		—		—		(193,176)		184,695		(8,481)

Balance at June 30, 2014	￦	1,931,758	￦	15,854,605	￦	354,365	￦	8,102,192	￦	191,342	￦	26,434,262

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Six-Month Periods Ended June 30, 2014 and 2013

		Six-Month Period Ended June 30
(in millions of Korean won)	Note	2014		2013

Cash flows from operating activities
Profit for the period		￦	771,922	￦	578,174

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(107,706)		65,312
Net loss(gain) on derivative financial instruments for hedging purposes			32,521		(57,902)
Adjustment of fair value of derivative financial instruments			(1,385)		655
Provision for credit loss			613,219		677,572
Net gain on financial investments			27,356		89,852
Share of loss(profit) of associates			(33,806)		109,554
Depreciation and amortization expense			121,870		132,487
Other net losses on property and equipment/intangible assets			33,262		5,426
Share-based payments			(1,942)		4,447
Policy reserve appropriation			326,555		398,118
Post-employment benefits			82,925		87,198
Net interest expense			124,393		94,370
Loss(gains) on foreign currency translation			(32,168)		45,145
Net other expense(income)			(80,862)		61,133

			1,104,232		1,713,367

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			646,922		(1,685,656)
Derivative financial instruments			31,833		114,643
Loans			(2,275,744)		(3,120,958)
Deferred income tax assets			(2,527)		3,504
Other assets			(1,798,314)		(6,682,709)
Financial liabilities at fair value through profit or loss			259,076		1,437,433
Deposits			4,484,941		(769,608)
Deferred income tax liabilities			41,784		(68,107)
Other liabilities			369,601		3,137,569

			1,757,572		(7,633,889)

Net cash generated from (used in) operating activities			3,633,726		(5,342,348)

Cash flows from investing activities
Disposal of financial investments			8,099,452		11,149,354
Acquisition of financial investments			(7,643,741)		(10,825,313)
Decrease in investments in associates			62,962		19,859
Acquisition of investments in associates			(9,735)		(13,124)
Disposal of property and equipment			41		440
Acquisition of property and equipment			(41,110)		(162,483)
Disposal of intangible assets			1,034		7,455
Acquisition of intangible assets			(3,427)		(30,272)
Business combination, net of cash acquired			(266,899)		—
Others			(576,834)		1,631,026

Net cash provided by (used in) investing activities			(378,257)		1,776,942

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(176,638)		(10,543)
Net increase in debts			1,683,942		571,555
Increase in debentures			10,545,124		4,224,811
Decrease in debentures			(13,728,153)		(3,409,819)
Increase(decrease) in other payables from trust accounts			(360,699)		1,529,948
Dividends paid to shareholders of the parent company			(193,176)		(231,811)
Changes in interest in subsidiaries			—		(150,649)
Others			(833,700)		517,076

Net cash provided by (used in) financing activities			(3,063,300)		3,040,568

Effect of exchange rate changes on cash and cash equivalents			(14,189)		82,069

Net increase(decrease) in cash and cash equivalents			177,980		(442,769)
Cash and cash equivalents at the beginning of the period	37		6,169,186		6,587,305

Cash and cash equivalents at the end of the period	37	￦	6,347,166	￦	6,144,536

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Parent Company’s share capital as of June 30, 2014, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s consolidated financial statements have been prepared in accordance with Korean-IFRS(“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the six-month period ended June 30, 2014, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of June 30, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

New standards, amendments and interpretations adopted by the Group for the year beginning on January 1, 2014, are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

The amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. There is no significant impact of the amendment of K-IFRS 1032 on the consolidated financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. There is no significant impact of the amendment of K-IFRS 1039 on the consolidated financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable to the expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk and operating risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013

Financial assets
Due from financial institutions	￦	12,960,054	￦	12,094,103
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		7,535,647		7,866,037
Financial assets designated at fair value through profit or loss		311,034		210,805
Derivatives		2,002,207		1,819,409
Loans		224,421,337		219,001,356
Financial investments
Available-for-sale financial assets		18,746,845		18,933,288
Held-to-maturity financial assets		12,742,551		13,016,991
Other financial assets		8,129,961		6,251,679

		286,849,636		279,193,668

Off-balance sheet items
Acceptances and guarantees contracts		9,262,807		9,804,692
Financial guarantee contracts		3,495,694		3,097,372
Commitments		91,156,988		95,422,032

		103,915,489		108,324,096

	￦	390,765,125	￦	387,517,764

[1]	Financial instrument indexed to the price of gold amounting to ￦47,730 million and ￦40,252 million as of June 30, 2014 and December 31, 2013, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Loans are classified as follows:

(In millions of Korean won)
	June 30, 2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	110,334,235	97.85	￦	100,305,739	96.82	￦	10,443,243	94.99	￦	221,083,217	97.24
Past due but not impaired		1,345,545	1.19		325,422	0.31		329,780	3.00		2,000,747	0.88
Impaired		1,081,720	0.96		2,975,571	2.87		221,428	2.01		4,278,719	1.88

		112,761,500	100.00		103,606,732	100.00		10,994,451	100.00		227,362,683	100.00

Allowances[1]		(635,728)	0.56		(1,902,221)	1.84		(403,397)	3.67		(2,941,346)	1.29

Carrying amount	￦	112,125,772		￦	101,704,511		￦	10,591,054		￦	224,421,337

(In millions of Korean won)
	Dec. 31, 2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances[1]		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

[1]	Collectively assessed allowance for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

	June 30, 2014
	Retail		Corporate		Credit card		Total
Grade 1	￦	91,775,861	￦	41,365,159	￦	5,306,403	￦	138,447,423
Grade 2		13,249,217		44,562,436		3,493,629		61,305,282
Grade 3		4,152,342		11,517,552		1,321,429		16,991,323
Grade 4		863,522		2,449,953		167,744		3,481,219
Grade 5		293,293		410,639		154,038		857,970

	￦	110,334,235	￦	100,305,739	￦	10,443,243	￦	221,083,217

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	June 30, 2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	992,448	￦	229,591	￦	123,447	￦	59	￦	1,345,545
Corporate		232,189		49,686		43,547		—		325,422
Credit card		249,404		44,228		35,117		1,031		329,780

	￦	1,474,041	￦	323,505	￦	202,111	￦	1,090	￦	2,000,747

(In millions of Korean won)
	Dec. 31, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Impaired loans are as follows:

(In millions of Korean won)	June 30, 2014
	Retail		Corporate		Credit card		Total
Loans	￦	1,081,720	￦	2,975,571	￦	221,428	￦	4,278,719
Allowances
Individual assessment		—		(1,087,183)		—		(1,087,183)
Collective assessment		(414,835)		(289,927)		(143,676)		(848,438)

		(414,835)		(1,377,110)		(143,676)		(1,935,621)

	￦	666,885	￦	1,598,461	￦	77,752	￦	2,343,098

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

		(381,741)		(1,355,307)		(133,616)		(1,870,664)

	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,186	￦	213,316	￦	305,187	￦	35,143,207	￦	35,690,896
Deposits and savings		784		15,656		37,961		2,178,695		2,233,096
Property and equipment		8,974		30,308		40,848		3,002,618		3,082,748
Real estate		477,941		710,470		878,983		116,934,823		119,002,217

	￦	516,885	￦	969,750	￦	1,262,979	￦	157,259,343	￦	160,008,957

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Securities that are neither past due nor impaired	￦	39,281,127	￦	39,977,309
Impaired securities		7,220		9,560

	￦	39,288,347	￦	39,986,869

The credit qualities of securities (excluding equity securities) that are neither past due nor impaired as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,344,430	￦	1,137,693	￦	5,794	￦	—	￦	—	￦	7,487,917
Financial assets designated at fair value through profit or loss		182,601		128,433		—		—		—		311,034
Available-for-sale financial assets		17,738,601		942,896		58,128		—		—		18,739,625
Held-to-maturity financial assets		12,742,551		—		—		—		—		12,742,551

	￦	37,008,183	￦	2,209,022	￦	63,922	￦	—	￦	—	￦	39,281,127

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	FnPricing	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit ratings agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	112,679,548	￦	101,640,184	￦	10,992,287	￦	225,312,019	99.10	￦	(2,870,262)	￦	222,441,757
Europe		8		117,657		479		118,144	0.05		(253)		117,891
China		103		687,344		185		687,632	0.30		(14,012)		673,620
Japan		5,055		391,812		202		397,069	0.17		(54,031)		343,038
United States		—		595,894		613		596,507	0.26		(567)		595,940
Others		76,786		173,841		685		251,312	0.12		(2,221)		249,091

	￦	112,761,500	￦	103,606,732	￦	10,994,451	￦	227,362,683	100.00	￦	(2,941,346)	￦	224,421,337

(In millions of Korean won)
	Dec. 31, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
United States		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

The details of the Group’s corporate loans by industry as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,618,447	9.28	￦	(95,541)	￦	9,522,906
Manufacturing		33,037,288	31.89		(679,092)		32,358,196
Service		38,455,626	37.12		(451,270)		38,004,356
Wholesale & Retail		13,813,382	13.33		(213,992)		13,599,390
Construction		4,393,502	4.24		(434,481)		3,959,021
Public sector		735,267	0.71		(9,170)		726,097
Others		3,553,220	3.43		(18,675)		3,534,545

	￦	103,606,732	100.00	￦	(1,902,221)	￦	101,704,511

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

The details of the Group’s retail and credit card loans by type as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	48,633,474	39.30	￦	(75,371)	￦	48,558,103
General purpose		64,128,026	51.82		(560,357)		63,567,669
Credit card		10,994,451	8.88		(403,397)		10,591,054

	￦	123,755,951	100.00	￦	(1,039,125)	￦	122,716,826

(In millions of Korean won)	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,311,125	44.22
Banking and Insurance		3,285,277	43.87
Others		891,515	11.91

		7,487,917	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		311,034	100.00

Derivative financial assets
Government and government funded institutions		18,988	0.95
Banking and Insurance		1,774,871	88.65
Others		208,348	10.40

		2,002,207	100.00

Available-for-sale financial assets
Government and government funded institutions		9,366,097	49.96
Banking and Insurance		6,795,567	36.25
Others		2,585,181	13.79

		18,746,845	100.00

Held-to-maturity financial assets
Government and government funded institutions		11,014,073	86.44
Banking and Insurance		979,949	7.69
Others		748,529	5.87

		12,742,551	100.00

	￦	41,290,554

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Amount		%
Financial assets held for trading
Korea	￦	7,435,391	99.30
Others		52,526	0.70

		7,487,917	100.00

Financial assets designated at fair value through profit or loss
Korea		278,880	89.66
Others		32,154	10.34

		311,034	100.00

Derivative financial assets
Korea		686,197	34.27
United States		265,066	13.24
Others		1,050,944	52.49

		2,002,207	100.00

Available-for-sale financial assets
Korea		18,683,595	99.66
United States		4,571	0.02
Others		58,679	0.32

		18,746,845	100.00

Held-to-maturity financial assets
Korea		12,742,551	100.00

	￦	41,290,554

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturities of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,823,881	￦	643,986	￦	585,841	￦	767,619	￦	98,530	￦	34,282	￦	7,954,139
Financial assets held for trading[2]		8,292,821		—		—		—		—		—		8,292,821
Financial assets designated at fair value through profit or loss[2]		422,915		—		—		—		—		—		422,915
Derivatives held for trading[2]		1,908,133		—		—		—		—		—		1,908,133
Derivatives held for fair value hedging[3]		—		901		4,220		13,624		88,809		89,866		197,420
Loans		94,940		23,744,443		22,882,234		77,737,257		58,772,616		85,127,551		268,359,041
Available-for-sale financial assets[4]		2,666,176		906,699		2,042,561		5,039,115		11,390,900		1,395,644		23,441,095
Held-to-maturity financial assets		—		237,847		1,481,815		2,263,664		8,936,775		1,329,043		14,249,144
Other financial assets		127,436		5,872,229		14,315		1,526,871		9,567		8,231		7,558,649

	￦	19,336,302	￦	31,406,105	￦	27,010,986	￦	87,348,150	￦	79,297,197	￦	87,984,617	￦	332,383,357

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	June 30, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	369,990	￦	—	￦	—	￦	—	￦	—	￦	—	￦	369,990
Financial liabilities designated at fair value through profit or loss[2]		1,023,840		—		—		—		—		—		1,023,840
Derivatives held for trading[2]		1,745,826		—		—		—		—		—		1,745,826
Derivatives held for fair value hedging[3]		—		—		—		—		7,349		—		7,349
Deposits[5]		75,408,583		14,166,969		26,437,849		81,623,972		9,318,514		2,965,324		209,921,211
Debts		715,595		4,681,995		2,393,951		4,492,076		3,985,977		339,725		16,609,319
Debentures		252,334		544,831		1,155,834		7,676,897		15,277,064		4,258,561		29,165,521
Other financial liabilities		141,736		8,499,614		27,171		91,082		343,611		541,188		9,644,402

	￦	79,657,904	￦	27,893,409	￦	30,014,805	￦	93,884,027	￦	28,932,515	￦	8,104,798	￦	268,487,458

Off- balance sheet items
Commitments[6]	￦	91,156,988	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,156,988
Financial guarantee contract[7]		3,495,694		—		—		—		—		—		3,495,694

	￦	94,652,682	￦	—	￦	—	￦	—	￦	—	￦	—	￦	94,652,682

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading[2]		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss[2]		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading[2]		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging[3]		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets[4]		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss[2]		878,565		—		—		—		—		—		878,565
Derivatives held for trading[2]		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off- balance sheet items
Commitments[6]	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

[1]	The amounts of ￦7,703,962 million and ￦7,671,914 million, which are restricted amounts due from the financial institutions as of June 30, 2014 and December 31, 2013, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category over which they can be redeemed, owing to an uncertain point of sale as of December 31, 2013.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are included in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	54,801	￦	107,005	￦	123,586	￦	38,585	￦	—	￦	323,977
To be paid		(58,750)		(114,689)		(133,437)		(42,214)		—		(349,090)

(In millions of Korean won)	Dec. 31, 2013
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	4,099	￦	5,962	￦	344,838	￦	56,186	￦	—	￦	411,085
To be paid		(4,996)		(7,872)		(357,099)		(54,974)		—		(424,941)

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.4.2 Risk Management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises the Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, The Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

4.6 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	984,737	￦	119,650	￦	109,934	￦	12,356	￦	36,157	￦	191,225	￦	1,454,059
Financial assets held for trading		58,620		—		—		—		—		—		58,620
Financial assets designated at fair value through profit or loss		30,493		—		—		—		—		—		30,493
Derivatives held for trading		74,085		3		1,035		—		—		—		75,123
Derivatives held for hedging		1,486		—		—		—		—		—		1,486
Loans		10,146,180		1,082,128		428,688		16,228		658		153,204		11,827,086
Available-for-sale financial assets		714,521		—		—		—		—		3,268		717,789
Other financial assets		1,372,155		56,955		52,962		3,983		10,113		138,114		1,634,282

	￦	13,382,277	￦	1,258,736	￦	592,619	￦	32,567	￦	46,928	￦	485,811	￦	15,798,938

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	20,316	￦	—	￦	—	￦	—	￦	—	￦	—	￦	20,316
Derivatives held for trading		93,870		274		1,395		—		—		6		95,545
Deposits		4,075,691		529,586		177,952		18,404		11,944		302,919		5,116,496
Debts		5,960,148		523,691		288,285		2,230		599		121,663		6,896,616
Debentures		2,077,550		168,975		—		—		—		57,470		2,303,995
Other financial liabilities		1,854,412		48,652		155,997		21,669		344		60,620		2,141,694

	￦	14,081,987	￦	1,271,178	￦	623,629	￦	42,303	￦	12,887	￦	542,678	￦	16,574,662

Off-balance sheet items	￦	15,105,553	￦	21,441	￦	6,021	￦	4,752	￦	12,594	￦	75,093	￦	15,225,454

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Credit Card Business	The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business	The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business	The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Financial information by business segment for the six-month period ended June 30, 2014, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	895,389	￦	1,097,514	￦	733,492	￦	2,726,395	￦	652,080	￦	65,169	￦	52,358	￦	126,344	￦	—	￦	3,622,346
Segment operating revenues(expenses)		12,834		(48,261)		139,766		104,339		(105,831)		2,902		(15,932)		115,851		(101,329)		—

	￦	908,223	￦	1,049,253	￦	873,258	￦	2,830,734	￦	546,249	￦	68,071	￦	36,426	￦	242,195	￦	(101,329)	￦	3,622,346

Net interest income		1,226,325		965,338		258,912		2,450,575		501,358		10,488		109,673		78,616		82		3,150,792
Interest income		2,030,602		2,224,627		661,895		4,917,124		683,660		21,779		109,692		126,339		(10,778)		5,847,816
Interest expense		(804,277)		(1,259,289)		(402,983)		(2,466,549)		(182,302)		(11,291)		(19)		(47,723)		10,860		(2,697,024)
Net fee and commission income		117,296		249,248		141,635		508,179		58,234		35,758		109		63,818		(597)		665,501
Fee and commission income		136,335		282,342		183,532		602,209		675,039		38,684		109		76,048		(120,737)		1,271,352
Fee and commission expense		(19,039)		(33,094)		(41,897)		(94,030)		(616,805)		(2,926)		—		(12,230)		120,140		(605,851)
Net gains on financial assets/ liabilities at fair value through profit or loss		77		(20,238)		122,788		102,627		—		28,206		5,465		33,430		(1)		169,727
Net other operating income(loss)		(435,475)		(145,095)		349,923		(230,647)		(13,343)		(6,381)		(78,821)		66,331		(100,813)		(363,674)
General and administrative expenses		(351,235)		(817,660)		(531,833)		(1,700,728)		(166,031)		(49,748)		(30,119)		(80,150)		26,782		(1,999,994)
Operating profit before provision for credit losses		556,988		231,593		341,425		1,130,006		380,218		18,323		6,307		162,045		(74,547)		1,622,352
Provision(reversal) for credit losses		(338,201)		(117,944)		(7,954)		(464,099)		(131,511)		(673)		(189)		(16,747)		—		(613,219)
Operating profit		218,787		113,649		333,471		665,907		248,707		17,650		6,118		145,298		(74,547)		1,009,133
Share of loss of associates		—		—		36,574		36,574		—		(1)		—		(14,348)		11,581		33,806

Net other non-operating income (expense)		269		—		3,651		3,920		(815)		321		(117)		(23,327)		(2,249)		(22,267)
Segment profit before income tax expense		219,056		113,649		373,696		706,401		247,892		17,970		6,001		107,623		(65,215)		1,020,672
Income tax expense		(52,093)		(41,774)		(66,365)		(160,232)		(58,457)		(4,773)		(4,741)		(15,276)		(5,271)		(248,750)
Profit for the period		166,963		71,875		307,331		546,169		189,435		13,197		1,260		92,347		(70,486)		771,922
Profit attributable to Shareholders of the parent entity		166,963		71,875		307,331		546,169		189,435		13,197		1,260		92,347		(77,196)		765,212
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		—		6,710		6,710
Total assets[1]		94,023,095		104,696,138		68,769,953		267,489,186		15,228,089		3,749,561		7,362,183		25,574,529		(20,305,463)		299,098,085
Total liabilities[1]		80,349,678		122,083,548		44,024,552		246,457,778		11,575,891		3,189,513		6,800,504		5,090,091		(449,954)		272,663,823

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Financial information by business segment for the six-month period ended June 30, 2013, is as follows:

(In millions of Korean won)
	Banking business
	Corporate Banking		Retail Banking	Other Banking Services		Sub-total	Credit Card	Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	929,861	￦1,296,530	￦	557,406	￦2,783,797	￦698,134	￦	61,893	￦	46,997	￦	72,119	￦	—	￦3,662,940
Segment operating revenues(expenses)		(840)	(42,424)		152,815	109,551	(104,848)		2,718		(13,263)		64,316		(58,474)	—

	￦	929,021	￦1,254,106	￦	710,221	￦2,893,348	￦593,286	￦	64,611	￦	33,734	￦	136,435	￦	(58,474)	￦3,662,940

Net interest income		1,291,372	1,025,976		319,496	2,636,844	510,670		9,550		100,644		43,381		(1,023)	3,300,066
Interest income		2,253,982	2,440,843		728,343	5,423,168	697,312		18,961		100,646		53,029		(10,772)	6,282,344
Interest expense		(962,610)	(1,414,867)		(408,847)	(2,786,324)	(186,642)		(9,411)		(2)		(9,648)		9,749	(2,982,278)
Net fee and commission income		120,120	356,927		87,646	564,693	96,289		41,029		28		56,589		525	759,153
Fee and commission income		139,847	385,742		125,191	650,780	668,255		46,039		28		66,423		(121,287)	1,310,238
Fee and commission expense		(19,727)	(28,815)		(37,545)	(86,087)	(571,966)		(5,010)		—		(9,834)		121,812	(551,085)
Net gains on financial assets/ liabilities at fair value through profit or loss		412	2,959		287,627	290,998	—		12,535		5,526		15,251		(1)	324,309
Net other operating income(loss)		(482,883)	(131,756)		15,452	(599,187)	(13,673)		1,497		(72,464)		21,214		(57,975)	(720,588)
General and administrative expenses		(408,393)	(889,769)		(418,026)	(1,716,188)	(174,479)		(48,725)		(25,816)		(64,394)		28,594	(2,001,008)
Operating profit before provision for credit losses		520,628	364,337		292,195	1,177,160	418,807		15,886		7,918		72,041		(29,880)	1,661,932
Provision(reversal) for credit losses		(380,264)	(132,695)		5,533	(507,426)	(153,015)		(1,729)		(224)		(15,538)		360	(677,572)
Operating profit		140,364	231,642		297,728	669,734	265,792		14,157		7,694		56,503		(29,520)	984,360
Share of loss of associates		—	—		(109,442)	(109,442)	—		—		—		(47)		(65)	(109,554)

Net other non-operating income (expense)		68	—		(604)	(536)	37		(92)		(65)		(214)		(2,797)	(3,667)
Segment profit before income tax expense		140,432	231,642		187,682	559,756	265,829		14,065		7,629		56,242		(32,382)	871,139
Income tax expense		(34,414)	(67,865)		(112,798)	(215,077)	(62,230)		(3,810)		(1,777)		(11,055)		984	(292,965)
Profit for the period		106,018	163,777		74,884	344,679	203,599		10,255		5,852		45,187		(31,398)	578,174
Profit attributable to Shareholders of the parent entity		106,018	163,777		74,800	344,595	203,599		10,255		5,852		45,187		(34,510)	574,978
Profit attributable to Non-controlling interests		—	—		84	84	—		—		—		—		3,112	3,196
Total assets[1]		92,498,513	103,202,391		69,558,038	265,258,942	15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)	291,838,155
Total liabilities[1]		81,008,201	122,206,712		41,426,715	244,641,628	12,385,131		1,973,888		6,396,477		1,414,111		(625,911)	266,185,324

[1]	The amount of assets and liabilities are as of December 31, 2013, before intra-group transaction adjustments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Banking service	￦	2,726,395	￦	2,783,797
Credit card service		652,080		698,134
Investment & securities service		65,169		61,893
Life insurance service		52,358		46,997
Other service		126,344		72,119

	￦	3,622,346	￦	3,662,940

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2014 and 2013, and major non-current assets as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	3,568,340	￦	3,489,441	￦	3,617,507	￦	3,600,424
United States		6,090		15		7,361		21
New Zealand		3,444		274		4,568		20
China		25,585		8,406		12,372		10,488
Japan		10,013		1,646		12,380		1,722
Argentina		(118)		—		4		—
Vietnam		1,659		276		1,363		316
Cambodia		3,046		652		2,594		898
England		4,287		10		4,791		9
Intra-group adjustment		—		131,039		—		56,408

	￦	3,622,346	￦	3,631,759	￦	3,662,940	￦	3,670,306

[1]	Major non-current assets are as of December 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair value of financial assets and liabilities as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014				Dec. 31, 2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	15,587,672	￦	15,588,777	￦	14,792,654	￦	14,793,603
Financial assets held for trading		8,292,821		8,292,821		8,967,006		8,967,006
Debt securities		7,487,917		7,487,917		7,825,785		7,825,785
Equity securities		757,174		757,174		1,100,969		1,100,969
Others		47,730		47,730		40,252		40,252
Financial assets designated at fair value through profit or loss		422,915		422,915		361,736		361,736
Equity securities		111,881		111,881		115,778		115,778
Derivative linked securities		311,034		311,034		245,958		245,958
Derivatives held for trading		1,908,133		1,908,133		1,680,880		1,680,880
Derivatives held for hedging		94,074		94,074		138,529		138,529
Loans		224,421,337		224,777,052		219,001,356		219,319,406
Available-for-sale financial assets		21,762,910		21,762,910		21,832,104		21,832,104
Debt securities		18,746,845		18,746,845		18,933,288		18,933,288
Equity securities		3,016,065		3,016,065		2,898,816		2,898,816
Held-to-maturity financial assets		12,742,551		13,148,151		13,016,991		13,386,962
Other financial assets		8,129,961		8,129,961		6,251,679		6,251,679

	￦	293,362,374	￦	294,124,794	￦	286,042,935	￦	286,731,905

Financial liabilities
Financial liabilities held for trading	￦	369,990	￦	369,990	￦	236,637	￦	236,637
Financial liabilities designated at fair value through profit or loss		1,023,840		1,023,840		878,565		878,565
Derivatives held for trading		1,745,826		1,745,826		1,580,029		1,580,029
Derivatives held for hedging		31,558		31,558		215,310		215,310
Deposits		205,360,093		205,657,659		200,882,064		201,128,271
Debts		16,344,681		16,316,785		14,101,331		14,098,569
Debentures		26,460,972		27,020,147		27,039,534		28,221,196
Other financial liabilities		12,848,717		12,848,773		13,262,914		13,262,946

	￦	264,185,677	￦	265,014,578	￦	258,196,384	￦	259,621,523

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a Discounted Cash Flow (DCF) Model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	3,643,716	￦	4,649,105	￦	—	￦	8,292,821
Debt securities		3,285,479		4,202,438		—		7,487,917
Equity securities		310,507		446,667		—		757,174
Others		47,730		—		—		47,730
Financial assets designated at fair value through profit or loss		—		126,897		296,018		422,915
Equity securities		—		111,881		—		111,881
Derivative linked securities		—		15,016		296,018		311,034
Derivatives held for trading		155		1,861,815		46,163		1,908,133
Derivatives held for hedging		—		94,074		—		94,074
Available-for-sale financial assets[1]		10,005,738		10,062,114		1,695,058		21,762,910
Debt securities		8,977,088		9,769,363		394		18,746,845
Equity securities		1,028,650		292,751		1,694,664		3,016,065

	￦	13,649,609	￦	16,794,005	￦	2,037,239	￦	32,480,853

Financial liabilities
Financial liabilities held for trading	￦	369,990	￦	—	￦	—	￦	369,990
Financial liabilities designated at fair value through profit or loss		—		—		1,023,840		1,023,840
Derivatives held for trading		518		1,716,760		28,548		1,745,826
Derivatives held for hedging		—		24,259		7,299		31,558

	￦	370,508	￦	1,741,019	￦	1,059,687	￦	3,171,214

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	3,528,104	￦	5,438,902	￦	—	￦	8,967,006
Debt securities		3,160,592		4,665,193		—		7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss		—		127,808		233,928		361,736
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets[1]		10,739,845		9,430,206		1,662,053		21,832,104
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦108,466 million and ￦117,750 million as of June 30, 2014 and December 31, 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Fair value
	June 30, 2014		Dec. 31, 2013		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	￦	4,202,438	￦	4,665,193	DCF Model	Discount rate
Equity securities		446,667		773,709	DCF Model, Net Asset Value Method	Discount rate, Fair value of underlying asset

		4,649,105		5,438,902

Financial assets designated at fair value through profit or loss
Equity securities		111,881		115,778	DCF Model	Discount rate
Derivative linked securities		15,016		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation of the underlying assets

		126,897		127,808

Derivatives held for trading		1,861,815		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		94,074		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		9,769,363		9,175,742	DCF Model	Discount rate
Equity securities		292,751		254,464	DCF Model, Net Asset Value Method	Discount rate, Fair value of underlying asset

		10,062,114		9,430,206

	￦	16,794,005	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,716,760	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		24,259		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,741,019	￦	1,744,842

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,835,015	￦	10,567,485	￦	2,186,277	￦	15,588,777
Loans		—		—		224,777,052		224,777,052
Held-to-maturity financial assets		3,453,683		9,694,468		—		13,148,151
Other financial assets[2]		—		—		8,129,961		8,129,961

	￦	6,288,698	￦	20,261,953	￦	235,093,290	￦	261,643,941

Financial liabilities
Deposits[1]	￦	—	￦	74,917,569	￦	130,740,090	￦	205,657,659
Debts[1]		—		33,107		16,283,678		16,316,785
Debentures		—		26,650,314		369,833		27,020,147
Other financial liabilities[3]		—		—		12,848,773		12,848,773

	￦	—	￦	101,600,990	￦	160,242,374	￦	261,843,364

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets[2]		—		—		6,251,679		6,251,679

	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits[1]	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts[1]		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities[3]		—		—		13,262,946		13,262,946

	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ￦8,129,961 million and ￦6,251,679 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of June 30, 2014 and December 31, 2013, respectively.
[3]	The ￦12,842,281 million and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of June 30, 2014 and December 31, 2013, respectively.

Valuation techniques and inputs used in the fair value measurement

The valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	June 30, 2014		Dec. 31, 2013
Financial assets
Held-to-maturity financial assets	￦	9,694,468	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	26,650,314	￦	27,752,493	DCF Model	Discount rate

The valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs[1]
	June 30, 2014		Dec. 31, 2013
Financial assets
Cash and due from financial institutions	￦	2,186,277	￦	1,539,592	DCF Model	Credit spread, Other spread
Loans		224,777,052		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	226,963,329	￦	220,858,998

Financial liabilities
Deposits	￦	130,740,090	￦	128,288,906	DCF Model	Other spread, Prepayment rate
Debts		16,283,678		13,942,220	DCF Model	Other spread
Debentures		369,833		468,703	DCF Model	Other spread, Implied default probability
Other financial liabilities		6,492		1,905	DCF Model	Other spread

	￦	147,400,093	￦	142,701,734

[1]	All inputs are unobservable.

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the six-month period ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
- Profit or loss		5,618		(46,070)		(20,662)		14,361		1,300
- Other comprehensive income		—		85,589		—		—		—
Purchases		214,238		65,435		—		(1,473)		—
Sales		(157,766)		(73,024)		—		(2,179)		—
Issues		—		—		(658,867)		(348)		—
Settlements		—		—		534,254		(548)		(209)
Transfers into level 3		—		4,680		—		—		—
Transfers out of level 3		—		(10,439)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	￦	296,018	￦	1,695,058	￦	(1,023,840)	￦	17,615	￦	(7,299)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	June 30, 2013
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		1,608		(6,893)		4,511		14,167		601
- Other comprehensive income		—		27,760		—		—		—
Purchases		212,367		117,082		—		913		—
Sales		(168,919)		(57,998)		—		(1,499)		—
Issues		—		—		(565,280)		(2,257)		—
Settlements		—		—		355,839		(8,973)		(625)
Transfers into level 3		—		22,096		—		—		—
Transfers out of level 3		—		(295,378)		—		—		—

Ending balance	￦	222,680	￦	1,285,008	￦	(674,068)	￦	1,193	￦	(6,559)

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	￦	(683)	￦	(44,842)	￦	72
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	￦	11,729	￦	(51,401)	￦	72

(In millions of Korean won)	June 30, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	20,286	￦	(6,292)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	￦	27,646	￦	(14,554)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of June 30, 2014, is as follows:

(In millions of Korean won)
	June 30, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	296,018	Monte Carlo Simulation, Closed Form	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	10.75 ~42.77	The higher the volatility, the higher the fair value
					Correlation between underlying asset	5.25 ~ 59.73	The higher the correlation between underlying asset, the higher the fair value
Derivatives held for trading

Stock and index		45,942	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset(index of stock prices), Dividend yield, Discount rate, Present worth factor	Volatility of the underlying asset	0.17 ~ 44.68	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	7.31 ~ 55.10	The higher the correlation, the higher the fair value fluctuation
					Discount rate	1.39 ~ 4.10	The lower the discount rate, the higher the fair value
					Present worth factor	96.20	The higher the present worth factor, the higher the fair value
Currency		221	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss rate from bankruptcy	98.04	The higher the loss given default, the lower the fair value
Available-for-sale financial assets

Debt securities		394	DCF Model	Discount rate	Discount rate	9.96 ~ 11.47	The lower the discount rate, the higher the fair value
Equity securities		1,694,664

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, dividend discount model, Discounted cash flows to equity, Historical data method

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company, Recovery rate of receivables’ acquisition cost

					Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.70 ~ 22.48	The lower the discount rate, the higher the fair value
					Volatility of interest rate	9.84 ~ 16.69	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	2.62	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	8.16	The lower the discount rate of cash flows, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	￦	2,037,239

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	1,023,840	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.75~42.77	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.74~59.73	The higher the correlation between underlying asset, the higher the fair value
Stock and index		28,548	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.75~39.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	7.34~71.74	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	9.84~16.69	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging

Interest rate		7,299	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.66~4.11	The higher the volatility, the higher the fair value fluctuation

	￦	1,059,687

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Information about fair value measurements using unobservable inputs as of December 31, 2013, is as follows:

(In millions of Korean won)
	Dec 31, 2013
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99 ~ 40.28	The higher the volatility, the higher the fair value
					Correlation between underlying asset	-3.28 ~ 57.89	The higher the correlation between underlying asset, the higher the fair value
					Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.54 ~ 5.32	The lower the discount rate, the higher the fair value
Derivatives held for trading

Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Discount rate	Volatility of the underlying asset	7.10 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	11.43 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Discount rate	3.46	The lower the discount rate, the higher the fair value
Currency		6,490	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss rate from bankruptcy	88.24 ~ 94.12	The higher the loss given default, the lower the fair value
Derivatives held for hedging

Interest rate		452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation between underlying asset (Interest rates), Foreign exchange rate	Correlation between underlying asset	0.03	The higher the correlation, the higher the fair value fluctuation
Available-for-sale financial assets

Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,659,244	DCF Model, Comparable company analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, Dividend discount model, Discounted cash flows to equity,

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company

					Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86 ~ 58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74 ~ 0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Discount rate of cash flows from rent	6.43 ~ 12.83	The lower the discount rate of cash flows, the higher the fair value

	￦	1,945,629

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	878,565	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.99 ~ 44.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28 ~ 58.28	The higher the correlation between underlying asset, the higher the fair value
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.99 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	16.20 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging

Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

	￦	928,801

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	June 30, 2014
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	2,742	￦	(5,437)	￦	—	￦	—
Derivatives held for trading[2]		6,303		(11,278)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		21		(20)
Equity securities[4]		—		—		356,431		(140,909)

	￦	9,045	￦	(16,715)	￦	356,452	￦	(140,929)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	20,770	￦	(10,336)	￦	—	￦	—
Derivatives held for trading[2]		2,618		(3,089)		—		—
Derivatives held for hedging[2]		209		(199)		—		—

	￦	23,597	￦	(13,624)	￦	—	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,188	￦	(8,834)	￦	—	￦	—
Derivatives held for trading[2]		6,653		(6,299)		—		—
Derivatives held for hedging[2]		0		0		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		61		(58)
Equity securities[4]		—		—		322,444		(121,192)

	￦	12,841	￦	(15,133)	￦	322,505	￦	(121,250)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	15,467	￦	(10,330)	￦	—	￦	—
Derivatives held for trading[2]		4,596		(4,968)		—		—
Derivatives held for hedging[2]		345		(333)		—		—

	￦	20,408	￦	(15,631)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Balance at the beginning of the period (A)	￦	4,190	￦	8,652
New transactions (B)		1,752		2,734
Amounts recognized in profit or loss during the period (C=a+b)		(2,164)		(4,693)
a. Amortization		(1,736)		(2,344)
b. Settlement		(428)		(2,349)

Balance at the end of the period (A+B+C)	￦	3,778	￦	6,693

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,587,672	￦	—	￦	—	￦	—	￦	15,587,672
Financial assets at fair value through profit or loss		8,292,821		422,915		—		—		—		—		8,715,736
Derivatives		1,908,133		—		—		—		—		94,074		2,002,207
Loans		—		—		224,421,337		—		—		—		224,421,337
Financial investments		—		—		—		21,762,910		12,742,551		—		34,505,461
Other financial assets		—		—		8,129,961		—		—		—		8,129,961

	￦	10,200,954	￦	422,915	￦	248,138,970	￦	21,762,910	￦	12,742,551	￦	94,074	￦	293,362,374

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	June 30, 2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	369,990	￦	1,023,840	￦	—	￦	—	￦	1,393,830
Derivatives		1,745,826		—		—		31,558		1,777,384
Deposits		—		—		205,360,093		—		205,360,093
Debts		—		—		16,344,681		—		16,344,681
Debentures		—		—		26,460,972		—		26,460,972
Other financial liabilities		—		—		12,848,717		—		12,848,717

	￦	2,115,816	￦	1,023,840	￦	261,014,463	￦	31,558	￦	264,185,677

(In millions of Korean won)
	Dec. 31, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s’ derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Other financial instruments consist of receivables and payables related to domestic exchange settlement and trading activities in securities and derivatives. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,802,238	￦	—	￦	1,802,238	￦	(1,385,227)	￦	(787)	￦	416,224
Derivatives held for hedging		94,074		—		94,074		(33,091)		—		60,983
Receivable spot exchange		2,821,912		—		2,821,912		(2,820,118)		—		1,794
Reverse repurchase, securities borrowing and similar agreements		4,406,400		—		4,406,400		(4,406,400)		—		—
Other financial instruments		18,212,233		(16,719,402)		1,492,831		—		—		1,492,831

	￦	27,336,857	￦	(16,719,402)	￦	10,617,455	￦	(8,644,836)	￦	(787)	￦	1,971,832

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
							Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,734,060	￦	—	￦	1,734,060	￦	(962,224)	￦	—	￦	771,836
Derivatives held for hedging		31,090		—		31,090		(7,305)		—		23,785
Payable spot exchange		2,820,995		—		2,820,995		(2,820,118)		—		877
Reverse repurchase securities lending and similar agreements[1,2]		1,262,884		—		1,262,884		(1,262,884)		—		—
Other financial instruments		16,939,357		(16,719,402)		219,955		(147,875)		—		72,080

	￦	22,788,386	￦	(16,719,402)	￦	6,068,984	￦	(5,200,406)	￦	—	￦	868,578

(In millions of Korean won)
	Dec. 31, 2013
							Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements[1,2]		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

[1]	Includes repurchase agreements sold to customers.
[2]	Includes a portion of securities sold.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

7. Due from financial institutions

The details of due from financial institutions as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	June 30, 2014		Dec. 31, 2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.56	￦	6,913,928	￦	6,717,697
	Due from banking institutions	Hana Bank and others	0.00~7.15		1,509,936		636,837
	Due from others	Woori investment & Securities Co., Ltd. and others	0.10~2.90		3,434,208		3,203,452

					11,858,072		10,557,986

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.10		463,934		855,388
	Time deposits in foreign currencies	Bank of communications and others	1.20~5.95		609,689		657,408
	Due from others	Bank of Japan and others	—		28,359		23,321

					1,101,982		1,536,117

				￦	12,960,054	￦	12,094,103

Restricted due from financial institutions as of June 30, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)		Financial Institutions	June 30, 2014		Dec. 31, 2013		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	￦	6,913,928	￦	6,717,697	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		480,079		342,469	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		90,420		102,460	Market entry deposit and others

				7,484,427		7,162,626

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		186,882		482,296	Bank of Korea Act and others
	Time deposit in foreign currencies	Bank of Communications		15,216		10,553	Bank Act of the State of New York
	Due from others	Woori Futures Co., Ltd.		12,950		10,428	Derivatives margin account and others

				215,048		503,277

			￦	7,699,475	￦	7,665,903

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	938,828	￦	—	￦	—
Swaps		126,418,614		601,876		630,444
Options		7,805,080		49,094		94,188

		135,162,522		650,970		724,632

Currency
Forwards		18,390,080		305,965		417,108
Futures[1]		569,993		26		30
Swaps		15,688,071		808,279		566,579
Options		485,289		4,324		2,202

		35,133,433		1,118,594		985,919

Stock and index
Forwards		685,000		—		—
Futures[1]		84,311		3		314
Swaps		575,367		21,525		10,335
Options		1,741,615		26,588		15,489

		3,086,293		48,116		26,138

Commodity
Futures[1]		2,186		—		46

		2,186		—		46

Other		—		90,453		9,091

	￦	173,384,434	￦	1,908,133	￦	1,745,826

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures[1]		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

		41,159,414		937,567		794,799

Stock and index
Futures[1]		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

		2,596,222		47,571		50,381

Commodity
Futures[1]		2,024		121		—

		2,024		121		—

Other		60,000		68,014		9,248

	￦	194,306,585	￦	1,680,880	￦	1,580,029

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,347,904	￦	94,068	￦	—
Other		140,000		—		7,299

	￦	1,487,904	￦	94,068	￦	7,299

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Futures		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,188,361	￦	137,947	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Gains(losses) on hedging instruments	￦	(32,510)	￦	53,739
Gains(losses) on the hedged item attributable to the hedged risk		60,682		(34,881)

	￦	28,172	￦	18,858

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,413,000	￦	6	￦	8,715
Currency
Swaps		253,600		—		15,544

	￦	1,666,600	￦	6	￦	24,259

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

	￦	1,719,590	￦	582	￦	10,668

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Gains(losses) on hedging instruments	￦	(13,827)	￦	22,557
Gains(losses) on the hedged item attributable to the hedged risk		(13,855)		22,494

Ineffectiveness recognized in profit or loss	￦	28	￦	63

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Amount recognized in other comprehensive income	￦	(13,855)	￦	22,494
Amount reclassified from equity to profit or loss		9,164		(23,417)
Tax effect		994		(492)

	￦	(3,697)	￦	(1,415)

9. Loans

Loans as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Loans	￦	226,846,221	￦	221,439,295
Deferred loan origination fees and costs		516,462		423,245
Less: Allowances for loan losses		(2,941,346)		(2,861,184)

Carrying amount	￦	224,421,337	￦	219,001,356

Loans to banks as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Loans	￦	6,361,007	￦	6,335,056
Less: Allowances for loan losses		(5)		(25)

Carrying amount	￦	6,361,002	￦	6,335,031

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Loans to customers other than banks as of June 30, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	June 30, 2014
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	107,497,262	￦	85,967,259	￦	—	￦	193,464,521
Loans in foreign currencies		81,952		2,741,045		—		2,822,997
Domestic import usance bills		—		3,433,153		—		3,433,153
Off-shore funding loans		—		620,292		—		620,292
Call loans		—		343,065		—		343,065
Bills bought in Korean won		—		7,189		—		7,189
Bills bought in foreign currencies		—		2,042,050		—		2,042,050
Guarantee payments under payment guarantee		450		51,086		—		51,536
Credit card receivables in Korean won		—		—		10,991,920		10,991,920
Credit card receivables in foreign currencies		—		—		2,531		2,531
Reverse repurchase agreements		—		1,210,000		—		1,210,000
Privately placed bonds		—		701,850		—		701,850
Factored receivables		2,800,531		50,763		—		2,851,294
Lease receivables		687,329		77,973		—		765,302
Loans for installment credit		1,693,976		—		—		1,693,976

		112,761,500		97,245,725		10,994,451		221,001,676
Proportion (%)		51.02		44.00		4.98		100.00
Allowances		(635,728)		(1,902,216)		(403,397)		(2,941,341)

	￦	112,125,772	￦	95,343,509	￦	10,591,054	￦	218,060,335

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total

Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

		107,743,214		95,999,812		11,784,458		215,527,484
Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Retail		Corporate		Credit card		Total

Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(192,773)		(356,389)		(204,505)		(753,667)
Recoveries from written-off loans		62,945		117,113		64,953		245,011
Sale		(2,918)		(23,859)		—		(26,777)
Provision[1]		130,626		338,210		134,928		603,764
Business combination		58,346		24,294		—		82,640
Other changes		(1,008)		(68,022)		(1,779)		(70,809)

Ending	￦	635,728	￦	1,902,221	￦	403,397	￦	2,941,346

(In millions of Korean won)	June 30, 2013
	Retail		Corporate		Credit card		Total

Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(218,943)		(285,795)		(154,702)		(659,440)
Recoveries from written-off loans		70,944		78,039		74,472		223,455
Sale		(6,422)		(40,081)		118		(46,385)
Provision[1]		135,311		431,719		147,838		714,868
Other changes		(204)		(11,431)		(1,684)		(13,319)

Ending	￦	668,537	￦	2,423,769	￦	395,532	￦	3,487,838

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), reversal for financial guarantee contracts (Note 22), and provision for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦15,848,323 million and ￦15,061,182 million, as of June 30, 2014 and December 31, 2013, respectively.

The coverage ratios of allowances for loan losses as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Loans	￦	227,362,683	￦	221,862,540
Allowances for loan losses		2,941,346		2,861,184
Ratio (%)		1.29		1.29

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,420,509	￦	2,085,450
Financial bonds		2,922,400		3,265,960
Corporate bonds		1,656,348		1,759,993
Asset-backed securities		362,877		510,159
Others		125,783		204,223
Equity securities:
Stocks		143,264		145,163
Beneficiary certificates		613,910		955,806
Others		47,730		40,252

		8,292,821		8,967,006

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		111,881		115,778
Derivative linked securities		311,034		245,958

		422,915		361,736

Total financial assets at fair value through profit or loss	￦	8,715,736	￦	9,328,742

Available-for-sale financial assets
Debt securities:
Government and public bonds		6,541,834	￦	6,925,617
Financial bonds		5,630,639		5,782,234
Corporate bonds		5,228,923		4,997,788
Asset-backed securities		1,168,525		1,208,241
Others		176,924		19,408
Equity securities:
Stocks		2,416,809		2,366,887
Equity investments and others		76,032		97,937
Beneficiary certificates		523,224		433,992

		21,762,910		21,832,104

Held-to-maturity financial assets
Debts securities:
Government and public bonds		4,467,232		4,357,623
Financial bonds		693,726		892,509
Corporate bonds		7,295,370		7,400,085
Asset-backed securities		286,223		366,774

		12,742,551		13,016,991

Total financial investments	￦	34,505,461	￦	34,849,095

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The impairment losses and the reversal of impairment losses in financial investment for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(61,326)	￦	—	￦	(61,326)
Held-to-maturity financial assets		—		—		—

	￦	(61,326)	￦	—	￦	(61,326)

(In millions of Korean won)	June 30, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(157,602)	￦	—	￦	(157,602)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(157,607)	￦	—	￦	(157,607)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

12. Investments in associates

Investments in associates as of June 30, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)	June 30, 2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,945	￦	124,945	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,912		3,912	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		111,736		120,202	Other finance	Korea
JSC Bank CenterCredit								Banking	Kazakhstan
Ordinary share[2,3]	29.56		954,104		55,830		33,954
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		35,335		35,995		34,704	Investment finance	Korea
Semiland Co., Ltd.	20.61		1,359		2,621		2,621	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		209,476		204,295	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		163		5	Architectural services	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		123,897		121,387	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(2,323)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,424		20,011	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		23,725		21,359		18,980	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,233		4,233	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,244		2,244	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		15		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.2 Special Purpose Acquisition Company[1,4]	0.19		15		29		29	SPAC	Korea
KB No.3 Special Purpose Acquisition Company[1]	3.84		20		20		20	SPAC	Korea

		￦	1,581,552	￦	714,586	￦	691,552

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(in millions of Korean won)	Dec. 31, 2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share2,	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd.	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[5]	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.[5]	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,613,586	￦	742,245	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[1]	As of June 30, 2014 and December 31, 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting right, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of June 30, 2014 and December 31, 2013, amounts to ￦38,776 million and ￦57,476 million, respectively.
[4]	The fair value of KB No.2 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2014, amounts to ￦37 million.
[5]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

Summarized financial information on associates:

	June 30, 2014[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,369	￦	2,132	￦	993,030	￦	991,237	￦	124,945	￦	—	￦	124,945
Korea Credit Bureau Co., Ltd.		56,124		12,659		10,000		43,465		3,912		—		3,912
UAMCO., Ltd.		4,178,491		3,538,790		2,430		639,701		111,736		8,466		120,202
JSC Bank CenterCredit		5,985,820		5,812,443		546,794		173,377		55,830		(21,876)		33,954
KoFC KBIC Frontier Champ 2010-5(PEF)		72,206		217		70,670		71,989		35,995		(1,291)		34,704
Semiland Co., Ltd.		22,499		16,277		1,970		6,222		2,621		—		2,621
United PF 1st Recovery Private Equity Fund		1,200,009		17,823		1,081,400		1,182,186		209,476		(5,181)		204,295
CH Engineering Co., Ltd.[2]		1,071		680		158		391		163		(158)		5
KB GwS Private Securities Investment Trust		480,011		16,745		425,814		463,266		123,897		(2,510)		121,387
Incheon Bridge Co., Ltd.		724,631		740,129		164,621		(15,498)		(2,323)		2,323		—
KB Star office Private real estate Investment Trust No.1		218,242		121,226		95,000		97,016		20,424		(413)		20,011
KoFC POSCO HANHWA KB shared growth Private Equity Fund		86,367		932		94,900		85,435		21,359		(2,379)		18,980
NPS KBIC Private Equity Fund No. 1		165,453		76		132,541		165,377		4,233		—		4,233
KBIC Private Equity Fund No. 3		112,361		82		102,500		112,279		2,244		—		2,244
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10
KB No.2 Special Purpose Acquisition Company		16,525		1,606		772		14,919		29		—		29
KB No.3 Special Purpose Acquisition Company		2,300		1,780		52		520		20		—		20

									￦	714,571	￦	(23,019)	￦	691,552

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	June 30, 2014
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	29,036	￦	24,822	￦	—	￦	24,822	￦	3,151
Korea Credit Bureau Co., Ltd.		16,860		(3,332)		—		(3,332)		—
UAMCO., Ltd.		291,045		42,822		—		42,822		35,041
JSC Bank CenterCredit		183,513		26,676		(29,714)		(3,038)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		15,639		11,463		(1,615)		9,848		3,180
Semiland Co., Ltd.		6,268		196		—		196		11
United PF 1st Recovery Private Equity Fund		55,329		33,058		—		33,058		—
CH Engineering Co., Ltd.[2]		538		215		—		215		—
KB GwS Private Securities Investment Trust		25,061		24,565		—		24,565		8,268
Incheon Bridge Co., Ltd.		32,444		(12,237)		—		(12,237)		—
KB Star office Private real estate Investment Trust No.1		8,883		4,691		—		4,691		910
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,407		(3,517)		3,672		155		—
NPS KBIC Private Equity Fund No. 1		11,380		10,975		(9,096)		1,879		53
KBIC Private Equity Fund No. 3		1,244		1,088		—		1,088		—
KB-Glenwood Private Equity Fund		—		(1)		—		(1)		—
KB No.2 Special Purpose Acquisition Company		—		(476)		—		(476)		—
KB No.3 Special Purpose Acquisition Company		—		—		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of June 30, 2014 are not available, the Group applied the equity method by using the financial statements as of May 31, 2014, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

	Dec. 31, 2013[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.[3]		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10

									￦	742,245	￦	13,145	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of November 30, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of September 30, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

(In millions of Korean won)	June 30, 2013
	Operating income		Profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	28,461	￦	24,686	￦	—	￦	24,686	￦	3,187
Korea Credit Bureau Co., Ltd.		20,810		1,278		—		1,278		—
UAMCO., Ltd.		350,742		56,207		—		56,207		—
JSC Bank CenterCredit		119,521		(293,228)		29,467		(263,761)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,205		(3,085)		1,656		(1,429)		—
KB Global Star Game & Apps SPAC		—		13		—		13		—
Semiland Co., Ltd.		5,417		344		—		344		10
Serit Platform Co., Ltd.		3,457		281		—		281		—
DS Plant Co., Ltd.		1,663		(4)		—		(4)		—
Ismedia Co., Ltd.		2,794		266		—		266		—
Joam Housing Development Co., Ltd.		80,010		(9,529)		—		(9,529)		—
United PF 1st Recovery Private Equity Fund		64,152		(1,291)		—		(1,291)		—
CH Engineering Co., Ltd.[1]		351		(124)		—		(124)		—
Kores Co., Ltd.[2]		50,869		736		2,472		3,208		—
KB GwS Private Securities Investment Trust		46,755		28,257		—		28,257		4,616
Incheon Bridge Co., Ltd.		29,099		(11,112)		—		(11,112)		—
KB Star office Private real estate Investment Trust No.1		8,531		4,507		—		4,507		926
KoFC POSCO HANHWA KB shared growth Private Equity Fund		834		(7,270)		1,598		(5,672)		—
NPS KBIC Private Equity Fund No. 1		2,640		(8,637)		15,990		7,353		53
KBIC Private Equity Fund No. 3		1,613		1,457		—		1,457		—
KB-Glenwood Private Equity Fund		—		(493)		—		(493)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[1]	As the financial statements as of June 30, 2013 are not available, the Group applied the equity method by using the financial statements as of May 31, 2013, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[2]	As the financial statements as of June 30, 2013 are not available, the Group applied the equity method by using the financial statements as of March 31, 2013, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

As Terra Co., Ltd. and Shinla Construction Co., Ltd. are capital deficient as of June 30, 2014, reliable financial information is not available. Therefore, the financial information of these associates is not included in the summarized financial information.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The changes in investments in associates for the six-month periods ended June 30, 2014 and 2013, are as follows:

	June 30, 2014
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	124,968	￦	—	￦	—	￦	(3,151)	￦	3,128	￦	—	￦	—	￦	124,945
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		(273)		—		—		3,912
UAMCO., Ltd.		150,826		—		—		(35,041)		4,417		—		—		120,202
JSC Bank CenterCredit		68,110		—		—		—		12,730		(46,886)		—		33,954
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		—		(12,245)		(3,180)		1,668		3,068		—		34,704
Semiland Co., Ltd.		2,639		—		(111)		(11)		104		—		—		2,621
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		6,354		—		—		204,295
CH Engineering Co., Ltd.[1]		—		—		—		—		5		—		—		5
Kores Co., Ltd.		1,505		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(8,268)		6,570		—		—		121,387
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(910)		987		—		—		20,011
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		9,700		—		—		(1,926)		877		—		18,980
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(53)		281		(233)		—		4,233
KBIC Private Equity Fund No. 3		2,223		—		—		—		21		—		—		2,244
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10
Terra Co., Ltd.		4		—		—		—		(4)		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		—		—		(1)		15		—		29
KB No.3 Special Purpose Acquisition Company		—		20		—		—		—		—		—		20

	￦	755,390	￦	9,735	￦	(12,356)	￦	(50,614)	￦	34,061	￦	(43,159)	￦	(1,505)	￦	691,552

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

	June 30, 2013
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Associates

Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(3,187)	￦	3,112	￦	—	￦	—	￦	124,929
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		68		—		—		3,858
UAMCO., Ltd.		139,760		—		—		—		4,300		—		—		144,060
JSC Bank CenterCredit		281,889		—		—		—		(120,307)		24,244		—		185,826
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		2,850		(135)		—		(1,048)		61		—		27,267
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(10)		146		—		—		2,649
Serit Platform Co., Ltd.		1,517		—		—		—		61		—		—		1,578
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(69)		(949)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		(194)		—
Ismedia Co., Ltd.		—		2,499		—		—		—		—		633		3,132
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		(229)		—		—		195,196
CH Engineering Co., Ltd.[1]		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.[1]		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,LTD.[1]		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		118		396		—		1,898
KB GwS Private Securities Investment Trust		120,939		—		—		(4,616)		7,558		—		—		123,881
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(926)		949		—		—		19,921
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,362)		238		—		10,634
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(53)		(220)		409		—		4,296
KBIC Private Equity Fund No. 3		2,156		—		—		—		29		—		—		2,185
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10

	￦	934,641	￦	13,124	￦	(1,972)	￦	(8,792)	￦	(110,402)	￦	25,279	￦	(510)	￦	851,368

[1]	Shares of CH Engineering Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. acquired through debt-to-equity swap, were reclassified as investments in associates due to termination of rehabilitation procedures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

13. Property and Equipment, and Investment Property

The details of property and equipment as of June 30, 2014 and December 31, 2013, are as follows:

	June 30, 2014
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,978,182	￦	—	￦	—	￦	1,978,182
Buildings		1,206,063		(359,989)		(2,117)		843,957
Leasehold improvements		579,165		(527,142)		—		52,023
Equipment and vehicles		1,616,342		(1,496,950)		—		119,392
Construction in-progress		328		—		—		328
Financial lease assets		74,548		(62,178)		—		12,370

	￦	5,454,628	￦	(2,446,259)	￦	(2,117)	￦	3,006,252

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

	Dec. 31, 2013
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

The details of investment property as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	93,793	￦	—	￦	(737)	￦	93,056
Buildings		77,330		(7,557)		—		69,773

	￦	171,123	￦	(7,557)	￦	(737)	￦	162,829

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

	￦	173,234	￦	(6,975)	￦	166,259

14. Intangible Assets

The details of intangible assets as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		863,992		(639,620)		(24,086)		200,286

	￦	1,195,699	￦	(639,620)	￦	(93,401)	￦	462,678

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

The details of goodwill as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014				Dec. 31, 2013
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		—		—
KB Savings Bank Co., Ltd.[1]		115,343		57,404		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		—		—		7,343		7,343

	￦	331,707	￦	262,392	￦	252,098	￦	205,565

[1]	KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. for the six-month period ended June 30, 2014.

The details of intangible assets, excluding goodwill, as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,416	￦	(999)	￦	—	￦	417
Software		618,242		(540,349)		—		77,893
Other intangible assets		210,648		(74,373)		(24,086)		112,189
Finance leases assets		33,686		(23,899)		—		9,787

	￦	863,992	￦	(639,620)	￦	(24,086)	￦	200,286

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Assets		Liabilities		Net amount

Other provisions	￦	99,593	￦	—	￦	99,593
Allowances for loan losses		1,112		(2,119)		(1,007)
Impairment losses on property and equipment		4,250		(359)		3,891
Interest on equity index-linked deposits		234		—		234
Share-based payments		6,148		—		6,148
Provisions for guarantees		54,200		—		54,200
Losses(gains) from valuation on derivative financial instruments		1,994		(54,096)		(52,102)
Present value discount		5,531		(10,934)		(5,403)
Losses(gains) from fair value hedged item		11,043		—		11,043
Accrued interest		—		(83,054)		(83,054)
Deferred loan origination fees and costs		11,586		(118,317)		(106,731)
Gains from revaluation		—		(274,961)		(274,961)
Investments in subsidiaries and others		9,140		(52,782)		(43,642)
Derivative linked securities		312,287		(309,571)		2,716
Others		549,447		(293,731)		255,716

		1,066,565		(1,199,924)		(133,359)
Offsetting of deferred income tax assets and liabilities		(1,048,896)		1,048,896		—

	￦	17,669	￦	(151,028)	￦	(133,359)

(In millions of Korean won)	Dec. 31, 2013
	Assets		Liabilities		Net amount

Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

	￦	15,422	￦	(61,816)	￦	(46,394)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

16. Assets held for sale

The details of assets held for sale as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	54,694	￦	(22,888)	￦	31,806	￦	32,045
Land		37,346		(5,501)		31,845		33,408

	￦	92,040	￦	(28,389)	￦	63,651	￦	65,453

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	39,777	￦	(18,330)	￦	21,447	￦	21,447
Land		21,380		(5,109)		16,271		16,271

	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Other financial assets
Other receivables	￦	4,483,811	￦	3,494,745
Accrued income		1,137,904		1,018,907
Guarantee deposits		1,350,629		1,395,359
Domestic exchange settlement debits		1,345,335		735,807
Others		205,243		188,540
Allowances for loan losses		(391,968)		(580,651)
Present value discount		(993)		(1,028)

		8,129,961		6,251,679

Other non-financial assets
Other receivables		4,869		663
Prepaid expenses		384,889		397,321
Guarantee deposits		6,863		3,941
Insurance assets		136,700		157,154
Separate account assets		698,522		696,909
Others		119,545		76,798
Allowances on other assets		(20,308)		(16,402)

		1,331,080		1,316,384

	￦	9,461,041	￦	7,568,063

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The changes in allowances for loan losses on other assets for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(231,805)		(730)		(232,535)
Provision (reversal)		14,423		(762)		13,661
Business combination		1,085		—		1,085
Others		27,614		5,398		33,012

Ending	￦	391,968	￦	20,308	￦	412,276

(In millions of Korean won)	June 30, 2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(5,376)		(46)		(5,422)
Provision		13,360		13,581		26,941
Others		1,001		—		1,001

Ending	￦	599,094	￦	21,524	￦	620,618

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Financial liabilities held for trading
Securities sold	￦	322,568	￦	196,570
Other		47,422		40,067

		369,990		236,637

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		1,023,840		878,565

		1,023,840		878,565

Total financial liabilities at fair value through profit or loss	￦	1,393,830	￦	1,115,202

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

19. Deposits

The deposits as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	122,672	￦	122,296
Household checking deposits		464,472		467,229
Special deposits		3,064,265		2,706,609
Ordinary deposits		25,658,916		24,533,701
Public fund deposits		119,304		75,127
Treasury deposits		64,247		5,148
General savings deposits		27,773,754		28,077,274
Corporate savings deposits		10,998,445		10,715,746
Nonresident’s deposit in Korean won		54,690		32,355
Nonresident’s free deposit in Korean won		14,672		15,001
Others		163,271		163,262

		68,498,708		66,913,748

Demand deposits in foreign currencies
Checking deposits		166,788		251,072
Ordinary deposits		2,532,248		2,461,685
Special deposits		1,244		5,325
Others		551,090		14,142

		3,251,370		2,732,224

		71,750,078		69,645,972

Time deposits
Time deposits in Korean won
Time deposits		112,142,933		108,216,861
Installment savings deposits		10,286,796		11,097,205
Good-sum formation savings		628,959		425,090
Nonresident’s deposit in Korean won		136,136		186,966
Workers’ savings for housing		1,530		1,543
Nonresident’s free deposit in Korean won		31,854		41,085
Long-term housing savings deposits		1,590,528		2,061,129
Long-term savings for households		180		190
Preferential savings deposits for workers		211		245
Mutual installment deposits		1,232,536		1,478,299
Mutual installment for housing		797,373		853,392
Other deposit with time limit		3,147,150		3,093,949

		129,996,186		127,455,954

Time deposits in foreign currencies
Time deposits		1,831,275		2,082,865
Installment savings deposits		2,176		4,035
Others		31,675		68,960

		1,865,126		2,155,860

		131,861,312		129,611,814

Certificates of deposits		1,748,703		1,624,278

Total deposits	￦	205,360,093	￦	200,882,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

20. Debts

The details of debts as of June 30, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Borrowings	￦	11,664,520	￦	10,767,737
Bonds sold under repurchase agreements and others		998,863		685,626
Call money		3,681,298		2,647,968

	￦	16,344,681	￦	14,101,331

The details of borrowings as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2014		Dec. 31, 2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	761,998	￦	557,998
	Borrowings from the government	KEMCO and others	0.00~5.00		584,551		626,593
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.40~3.53		53,185		61,877
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.12~2.70		199,183		142,511
	Other borrowings	The Korea Finance Corporation and others	0.00~5.30		4,149,306		3,527,292

					5,748,223		4,916,271

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	—		27,060		158,180
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.00~2.40		3,664,836		3,831,929
	Other borrowings	The Korea Finance Corporation	0.98~1.43		17,093		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,207,308		1,858,191

					5,916,297		5,851,466

				￦	11,664,520	￦	10,767,737

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

21. Debentures

The details of debentures as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2014		Dec. 31, 2013
Debentures in Korean won
Structured debentures	0.40~8.62	￦	1,319,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08~8.00		5,923,888		8,648,474
Fixed rate debentures in Korean won	2.63~5.04		15,393,526		12,057,142
Floating rate debentures in Korean won	2.85~3.67		1,513,200		1,505,858

			24,149,852		23,710,712

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			(4,035)		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior period portion)			49,440		81,369

			45,405		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(38,280)		(16,615)

			24,156,977		23,743,889

Debentures in foreign currencies
Floating rate debentures	0.45~1.57		1,480,592		1,143,360
Fixed rate debentures	0.60~3.63		829,456		2,335,059

			2,310,048		3,478,419

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(10,157)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior period portion)			10,384		(130,011)

			227		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(6,280)		(10,568)

			2,303,995		3,295,645

		￦	26,460,972	￦	27,039,534

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The changes in debentures based on face value for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	—	￦	(180,000)	￦	—	￦	1,319,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(2,919,586)		195,000		5,923,888
Fixed rate debentures in Korean won		12,057,142		9,552,200		(8,760,816)		2,545,000		15,393,526
Floating rate debentures in Korean won		1,505,858		353,000		(345,658)		—		1,513,200

		23,710,712		9,905,200		(12,206,060)		2,740,000		24,149,852

Debentures in foreign currencies
Floating rate debentures		1,143,360		675,253		(287,003)		(51,018)		1,480,592
Fixed rate debentures		2,335,059		25,728		(1,281,746)		(249,585)		829,456

		3,478,419		700,981		(1,568,749)		(300,603)		2,310,048

	￦	27,189,131	￦	10,606,181	￦	(13,774,809)	￦	2,439,397	￦	26,459,900

(In millions of Korean won)	June 30, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(270,000)		—		1,529,238
Subordinated fixed rate debentures in Korean won		7,921,510		600,000		(246,176)		(24,750)		8,250,584
Fixed rate debentures in Korean won		10,145,218		2,636,000		(1,955,561)		(12,793)		10,812,864
Floating rate debentures in Korean won		1,169,158		422,700		(342,700)		—		1,249,158

		21,035,124		3,758,700		(2,814,437)		(37,543)		21,941,844

Debentures in foreign currencies
Floating rate debentures		759,783		—		(120,393)		50,833		690,223
Fixed rate debentures		2,553,814		472,502		(494,892)		34,592		2,566,016

		3,313,597		472,502		(615,285)		85,425		3,256,239

	￦	24,348,721	￦	4,231,202	￦	(3,429,722)	￦	47,882	￦	25,198,083

22. Provisions

The details of provisions as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013

Provisions for unused loan commitments	￦	201,785	￦	226,110
Provisions for acceptances and guarantees		224,450		209,118
Provisions for financial guarantee contracts		2,115		2,699
Provisions for asset retirement obligation		76,252		76,608
Other		132,360		163,538

	￦	636,962	￦	678,073

The changes in provisions for unused loan commitments, acceptances and guarantees for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		(558)		(4,051)		(4,609)
Provision(Reversal)		(23,767)		19,383		(4,384)

Ending	￦	201,785	￦	224,450	￦	426,235

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	June 30, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		1,017		5,226		6,243
Reversal		(11,404)		(33,512)		(44,916)

Ending	￦	225,639	￦	180,467	￦	406,106

The changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Beginning	￦	2,699	￦	7,383
Reversal		(584)		(5,740)

Ending	￦	2,115	￦	1,643

The changes in provisions for asset retirement obligation for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Beginning	￦	76,608	￦	65,226
Provision		1,626		1,290
Reversal		(7)		(219)
Used		(3,776)		(1,249)
Unwinding of discount		1,456		1,099
Effects of changes in discount rate		—		178
Business combination		345		—

Ending	￦	76,252	￦	66,325

Provisions for asset retirement obligation are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The changes in other provisions for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)
	June 30, 2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		8,117		14,478		1,654		8,125		32,374
Decrease		(6,422)		(17,876)		(23)		(39,504)		(63,825)
Business combination		—		—		—		273		273

Ending	￦	7,097	￦	13,441	￦	25,086	￦	86,736	￦	132,360

(In millions of Korean won)
	June 30, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		7,462		4,827		1,045		132,845		146,179
Decrease		(12,281)		(4,783)		(2,892)		(14,831)		(34,787)

Ending	￦	6,289	￦	16,072	￦	19,368	￦	222,004	￦	263,733

23. Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The changes in the net defined benefit liabilities for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		81,617		—		81,617
Interest cost(income)		19,555		(18,248)		1,307
Remeasurements :
Expense on plan assets (excluding amounts included in interest income)		—		7,007		7,007
Actuarial gains and losses by changes in financial assumption		3,115		—		3,115
Contributions		—		(20,775)		(20,775)
Past service cost		1		—		1
Payments from plans		(33,512)		33,512		—
Payments from the Group		(2,246)		—		(2,246)
Transfer in		3,082		(3,082)		—
Transfer out		(3,142)		3,015		(127)
Effect of exchange rate changes		(3)		—		(3)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,064,214	￦	(924,711)	￦	139,503

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	June 30, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		85,459		—		85,459
Interest cost(income)		16,640		(15,160)		1,480
Remeasurements :
Return on plan assets (excluding amounts included in interest income)		—		884		884
Actuarial gains and losses by changes in financial assumption		(1,260)		—		(1,260)
Contributions		—		(51,069)		(51,069)
Past service cost		259		—		259
Payments from plans		(26,598)		26,598		—
Payments from the Group		(2,454)		—		(2,454)
Transfer in		517		(511)		6
Transfer out		(517)		511		(6)
Effect of exchange rate changes		(27)		—		(27)
Others		34		—		34

Ending	￦	1,014,386	￦	(897,357)	￦	117,029

The details of the net defined benefit liabilities as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Present value of defined benefit obligation	￦	1,064,214	￦	985,195
Fair value of plan assets		(924,711)		(920,722)
Net defined benefit liabilities		139,503		64,473

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Current service cost	￦	81,617	￦	85,459
Past service cost		1		259
Net interest expenses of net defined benefit liabilities		1,307		1,480

Post-employment benefits[1]	￦	82,925	￦	87,198

[1]	Post-employment benefits amounting to ￦435 million and ￦607 million for the six-month periods ended June 30, 2014 and 2013, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

24. Other liabilities

The details of other liabilities as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Other financial liabilities
Other payables	￦	5,821,890	￦	4,582,344
Prepaid card and debit card		22,931		18,527
Accrued expenses		3,337,170		4,053,809
Financial guarantee liabilities		10,944		11,797
Deposits for letter of guarantees and others		307,373		108,786
Domestic exchange settlement credits		165,693		998,928
Foreign exchanges settlement credits		108,341		83,237
Borrowings from other business account		16,895		7,911
Other payables from trust accounts		2,062,976		2,423,675
Liability Incurred by agency relationship		637,584		532,157
Account for agency businesses		318,105		384,921
Dividend payables		485		485
Other payables from factored receivables		26,085		42,924
Others		12,245		13,413

		12,848,717		13,262,914

Other non-financial liabilities
Other payables		24,827		44,982
Unearned revenue		190,297		123,033
Accrued expenses		286,714		191,513
Deferred revenue on credit card points		115,305		117,659
Withholding taxes		82,669		111,975
Insurance liabilities		5,925,598		5,599,043
Separate account liabilities		707,981		702,757
Others		87,079		82,353

		7,420,470		6,973,315

	￦	20,269,187	￦	20,236,229

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of June 30, 2014 and December 31, 2013, are as follows:

	Ordinary shares
	June 30, 2014		Dec. 31, 2013
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

25.2 Capital surplus

The details of capital surplus as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,553		4,196,553

	￦	15,854,605	￦	15,854,605

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Remeasurements of net defined benefit liabilities	￦	(20,176)	￦	(12,523)
Exchange differences on translating foreign operations		(56,416)		(29,433)
Change in value of available-for-sale financial assets		531,779		430,976
Change in value of held-to-maturity financial assets		4,334		4,904
Shares of other comprehensive income of associates		(100,944)		(57,097)
Cash flow hedges		(4,212)		(515)

	￦	354,365	￦	336,312

25.4 Retained Earnings

The details of retained earnings as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Legal reserves[1]	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		6,911,971		6,359,518

	￦	8,102,192	￦	7,530,156

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The details of the regulatory reserve for credit losses as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,281,081	￦	2,279,905
Non-controlling interests		9,479		—

	￦	2,290,560	￦	2,279,905

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won, except earnings per share)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Provision(reversal) of regulatory reserve for credit losses[1]	￦	9,875	￦	(6,954)	￦	28,238	￦	(26,778)
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		381,812		772,166		137,282		601,756
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		988		1,999		350		1,558
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		985		1,991		349		1,553

[1]	Excluding the ￦8,130 million increase in regulatory reserve for credit losses due to the business combination of KB Capital Co., Ltd.
[2]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

26. Net Interest Income

The details of interest income and interest expense for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	￦	49,583	￦	93,390	￦	31,558	￦	67,897
Loans		2,572,055		5,091,990		2,683,175		5,476,125
Financial investments
Available-for-sale financial assets		146,751		297,098		181,571		368,959
Held-to-maturity financial assets		141,979		285,166		142,518		287,757
Other		38,944		80,172		41,515		81,606

		2,949,312		5,847,816		3,080,337		6,282,344

Interest expenses
Deposits		974,011		1,945,335		1,040,972		2,206,305
Debts		73,155		142,333		79,013		157,822
Debentures		274,374		572,195		292,842		581,491
Other		19,691		37,161		18,035		36,660

		1,341,231		2,697,024		1,430,862		2,982,278

Net interest income	￦	1,608,081	￦	3,150,792	￦	1,649,475	￦	3,300,066

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	￦	41,876	￦	82,899	￦	41,943	￦	82,148
Lending activity fees		17,852		35,330		26,142		50,314
Credit card related fees and commissions		267,132		532,440		277,619		537,819
Debit card related fees and commissions		70,058		139,045		61,764		118,272
Agent activity fees		40,673		77,160		48,255		117,102
Trust and other fiduciary fees		52,187		98,706		42,597		81,068
Fund management related fees		22,669		45,680		23,310		44,203
Guarantee fees		7,863		14,789		8,509		16,482
Foreign currency related fees		24,830		48,036		25,762		50,937
Commissions from transfer agent services		37,348		76,620		49,430		92,612
Other business account commission on consignment		5,543		12,039		9,938		16,611
Securities brokerage fees		16,571		31,065		19,631		37,168
Lease related fees		4,733		4,733		—		—
Other		44,208		72,810		37,312		65,502

		653,543		1,271,352		672,212		1,310,238

Fee and commission expense
Trading activity related fees[1]		2,164		4,217		2,653		4,965
Lending activity fees		4,682		8,392		5,000		9,137
Credit card related fees and commissions		225,474		459,955		227,338		449,504
Outsourcing related fees		17,090		36,226		18,470		35,372
Foreign currency related fees		2,352		5,269		2,838		5,737
Written-off loans related fees		730		1,685		1,139		2,219
Other		48,935		90,107		22,522		44,151

		301,427		605,851		279,960		551,085

Net fee and commission income	￦	352,116	￦	665,501	￦	392,252	￦	759,153

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	121,672	￦	204,859	￦	64,904	￦	190,713
Equity securities		13,474		37,484		24,078		49,761

		135,146		242,343		88,982		240,474

Derivatives held for trading
Interest rate		358,704		621,106		281,478		659,894
Currency		842,444		1,191,473		878,722		1,741,137
Stock or stock index		27,656		78,248		76,197		172,083
Commodity		3		178		800		1,089
Other		14,470		24,845		6,557		7,295

		1,243,277		1,915,850		1,243,754		2,581,498

Financial liabilities held for trading		3,484		9,593		76,244		87,535

Other financial instruments		11		20		18		36

	￦	1,381,918	￦	2,167,806	￦	1,408,998	￦	2,909,543

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	6,268	￦	17,736	￦	71,091	￦	81,480
Equity securities		8,911		33,158		60,589		87,422

		15,179		50,894		131,680		168,902

Derivatives held for trading
Interest rate		381,599		654,818		293,872		654,916
Currency		833,115		1,185,174		778,817		1,523,923
Stock or stock index		18,917		55,055		53,689		150,857
Commodity		64		392		2		101
Other		1,065		1,983		46		1,155

		1,234,760		1,897,422		1,126,426		2,330,952

Financial liabilities held for trading		24,004		36,967		36,963		91,898

Other financial instruments		18		20		3		18

		1,273,961		1,985,303		1,295,072		2,591,770

Net gains or losses on financial instruments held for trading	￦	107,957	￦	182,503	￦	113,926	￦	317,773

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	8,400	￦	13,037	￦	5,101	￦	16,572
Financial liabilities designated at fair value through profit or loss		2,092		11,082		16,311		25,270

		10,492		24,119		21,412		41,842

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		1,970		6,397		3,691		10,568
Financial liabilities designated at fair value through profit or loss		17,271		30,498		9,337		24,738

		19,241		36,895		13,028		35,306

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(8,749)	￦	(12,776)	￦	8,384	￦	6,536

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

29. Other operating income and expenses

The details of other operating income and expenses for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	—	￦	—	￦	347	￦	829
Gains on sale of available-for-sale financial assets		13,324		36,422		46,856		73,730

		13,324		36,422		47,203		74,559

Gains on foreign exchange transactions		306,404		564,204		324,502		670,617
Income related to insurance		305,884		605,855		291,649		635,177
Dividend income		13,021		47,236		9,321		39,474
Others		73,629		129,278		122,470		216,779

		712,262		1,382,995		795,145		1,636,606

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		7		47		53
Loss on sale of available-for-sale financial assets		536		2,448		4,219		6,539
Impairment on available-for-sale financial assets		34,183		61,326		72,389		157,602

		34,719		63,781		76,655		164,194

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		—		3		5

		—		—		3		5

Loss on foreign exchanges transactions		228,167		459,591		406,094		853,455
Expense related to insurance		339,186		672,389		321,655		692,538
Others		302,613		550,908		336,242		647,002

		904,685		1,746,669		1,140,649		2,357,194

Net other operating income (expenses)	￦	(192,423)	￦	(363,674)	￦	(345,504)	￦	(720,588)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	421,438	￦	858,756	￦	435,705	￦	841,161
Salaries and short-term employee benefits - others		207,631		384,202		177,860		377,556
Post employment benefits - defined benefit plans		41,592		82,490		43,256		86,591
Post employment benefits - defined contribution plans		2,621		4,193		1,744		3,462
Termination benefits		278		315		(514)		(1,577)
Share-based payments		(812)		(1,942)		2,999		4,447

		672,748		1,328,014		661,050		1,311,640

Depreciation and amortization		60,805		121,834		67,275		132,433

Other general and administrative expenses
Rental expense		73,935		148,303		71,990		144,676
Tax and dues		37,483		84,277		36,832		73,468
Communication		9,133		17,998		14,468		26,877
Electricity and utilities		6,006		13,444		5,648		12,594
Publication		4,500		9,233		4,971		9,551
Repairs and maintenance		4,655		7,769		4,061		6,965
Vehicle		2,933		5,429		2,993		5,488
Travel		1,366		2,497		1,551		2,781
Training		3,683		7,692		4,047		9,100
Service fees		26,585		49,866		24,989		47,086
Others		105,298		203,638		115,688		218,349

		275,577		550,146		287,238		556,935

	￦	1,009,130	￦	1,999,994	￦	1,015,563	￦	2,001,008

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of June 30, 2014, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23	2007.03.23	8	30,000	Service period: 3 years

			905,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In Korean won, except number of shares)
	June 30, 2014
	Number of granted shares						Number of exercisable Shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		25,613		—		—	—	—
Series 21		18,987		—		18,987		18,987	76,600	0.33
Series 22		657,498		—		657,498		657,498	77,100	0.61
Series 23		15,246		—		15,246		15,246	84,500	0.73

		1,468,995		777,264		691,731		691,731

Weighted average exercise price	￦	77,235	￦	77,222	￦	77,249	￦	77,249

(In Korean won, except number of shares)
	June 30, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		—		29,441		29,441	49,200	0.06
Series 18		7,212		—		7,212		7,212	53,000	0.15
Series 19		751,651		—		751,651		751,651	77,063	0.73
Series 20		25,613		—		25,613		25,613	81,900	0.83
Series 21		18,987		—		18,987		18,987	76,600	1.33
Series 22		657,498		—		657,498		657,498	77,100	1.61
Series 23		15,246		—		15,246		15,246	84,500	1.73

		2,071,938		566,290		1,505,648		1,505,648

Weighted average exercise price	￦	68,909	￦	48,539	￦	76,571	￦	76,571

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to long-term performance as of June 30, 2014, are as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 3	2010.01.01	9,300	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,4]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,5]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,5]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 9	2013.07.17	94,185	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 10	2014.01.01	37,732	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,3]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,4]

		553,336

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(Kookmin Bank)
Series 41	2012.08.02	23,521	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 45	2013.01.01	9,698	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 46	2013.01.01	103,440	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,7]
Series 48	2013.07.23	74,666	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 49	2013.07.24	97,902	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 50	2013.07.24	82,926	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 51	2013.07.25	9,899	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 52	2013.08.01	10,278	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 53	2013.07.19	69,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,9]
Series 54	2013.07.23	26,689	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,9]
Series 55	2014.01.03	11,060	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,6]
Series 56	2013.12.30	17,798	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Series 57	2014.01.01	44,265	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Series 58	2014.01.01	78,700	Services fulfillment, Achievement of targets on the basis of market and non-market performance[2,8]
Deferred grant in 2010	—	171
Deferred grant in 2011	—	8,454
Deferred grant in 2012	—	31,348
Deferred grant in 2013	—	93,735

		824,966

(Other subsidiaries)
Share granted in 2010		3,730	Services fulfillment, Achievement of targets on the basis of market and non-market performance[10]
Share granted in 2011		10,967	Services fulfillment, Achievement of targets on the basis of market and non-market performance[10]
Share granted in 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance[10]
Share granted in 2013		104,394	Services fulfillment, Achievement of targets on the basis of market and non-market performance[10]
Share granted in 2014		64,454	Services fulfillment, Achievement of targets on the basis of market and non-market performance[10]

		247,521

		1,625,823

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

[4]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Company and its subsidiaries (Group), respectively.
[6]	The number of granted shares to be compensated is not linked to performance, but fixed.
[7]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.
[8]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[9]	The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[10]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and results of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The details of share grants linked to short-term performance as of June 30, 2014, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	7,295	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	16,560	Satisfied
Share granted in 2014	2014.01.01	14,443	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	410	Satisfied
Share granted in 2011	2011.01.01	46,979	Satisfied
Share granted in 2012	2012.01.01	103,529	Satisfied
Share granted in 2013	2013.01.01	104,298	Satisfied
Share granted in 2014	2014.01.01	93,729	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

As of June 30, 2014 and December 31, 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦35,540 million and ￦48,423 million, respectively, and the compensation costs from share grants of ￦1,942 million were reversed during the six-month period ended June 30, 2014, and the compensation costs amounting to ￦4,447 million were recognized as an expense for the six-month period ended June 30, 2013. There is no intrinsic value of the vested share options as of June 30, 2014 and December 31, 2013.

31. Other non-operating income and expense

The details of other non-operating income and expense for the three-month and six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014				June 30, 2013
	Three months		Six months		Three months		Six months

Non-operating income
Gains of disposal in property and equipment	￦	104	￦	174	￦	48	￦	166
Rent received		2,521		5,021		2,166		2,539
Others		12,541		28,321		8,847		22,201

		15,166		33,516		11,061		24,906

Non-operating expense
Losses of disposal in property and equipment		372		898		132		425
Donation		6,166		10,136		8,101		10,100
Restoration cost		1,163		1,541		344		363
Others		29,057		43,208		11,606		17,685

		36,758		55,783		20,183		28,573

Net other non-operating income(expense)	￦	(21,592)	￦	(22,267)	￦	(9,122)	￦	(3,667)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

32. Income tax expense

Income tax expense for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014		June 30, 2013
Tax payable
Current tax expense	￦	206,161	￦	288,536
Adjustments recognized in the period for current tax of prior years		(21,493)		88,626

		184,668		377,162

Changes in deferred income tax assets (liabilities)		86,965		(108,972)

Income tax recognized directly in equity
Actuarial gains(losses) on post defined benefit pension plans		2,447		(82)
Change in value of available-for-sale financial assets		(26,822)		25,742
Change in value of held-to-maturity financial assets		35		(118)
Share of other comprehensive income of associates		(935)		(275)
Cash flow hedges		993		(492)

		(24,282)		24,775

Others		1,399		—

Tax expense	￦	248,750	￦	292,965

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, were paid in April 2014. The dividends paid to the shareholders of the Company in 2013 were ￦231,811 million (￦600 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(12,523)	￦	(10,100)	￦	—	￦	2,447	￦	(20,176)
Exchange differences on translating foreign operations		(29,433)		(26,983)		—		—		(56,416)
Change in value of available-for-sale financial assets		430,976		157,629		(30,004)		(26,822)		531,779
Change in value of held-to-maturity financial assets		4,904		(604)		(1)		35		4,334
Shares of other comprehensive income of associates		(57,097)		(43,160)		248		(935)		(100,944)
Cash flow hedges		(515)		(13,854)		9,164		993		(4,212)

	￦	336,312	￦	62,928	￦	(20,593)	￦	(24,282)	￦	354,365

(In millions of Korean won)	June 30, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(53,507)	￦	342	￦	—	￦	(82)	￦	(53,247)
Exchange differences on translating foreign operations		(27,061)		46,557		—		—		19,496
Change in value of available-for-sale financial assets		426,355		(29,272)		(48,479)		25,742		374,346
Change in value of held-to-maturity financial assets		(1,225)		331		(2)		(118)		(1,014)
Shares of other comprehensive income of associates		(47,286)		25,335		(34)		(275)		(22,260)
Cash flow hedges		(2,134)		22,494		(23,417)		(492)		(3,549)

	￦	295,142	￦	65,787	￦	(71,932)	￦	24,775	￦	313,772

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the six-month periods ended June 30, 2014 and 2013.

Weighted average number of ordinary shares outstanding:

(In number of shares)	June 30, 2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding [(B) =(A)/181]			386,351,693

(In number of shares)	June 30, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding [(B) =(A)/91]			386,351,693

Six-month period
Beginning (A)	386,351,693	181	69,929,656,433

Weighted average number of ordinary shares outstanding [(B) =(A)/181]			386,351,693

Basic earnings per share:

(In Korean won and in number of shares)	June 30, 2014
	Three months		Six months
Profit attributable to ordinary shares (C)	￦	391,687,269,279	￦	765,212,165,054
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,014	￦	1,981

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In Korean won and in number of shares)	June 30, 2013
	Three months		Six months
Profit attributable to ordinary shares (C)	￦	163,519,030,307	￦	574,977,413,236
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	423	￦	1,488

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	June 30, 2014
	Three months		Six months
Profit attributable to ordinary shares	￦	391,687,269,279	￦	765,212,165,054
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	391,687,269,279	￦	765,212,165,054

(In Korean won)	June 30, 2013
	Three months		Six months
Profit attributable to ordinary shares	￦	163,519,030,307	￦	574,977,413,236
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	163,519,030,307	￦	574,977,413,236

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	June 30, 2014
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,245,132	1,307,648
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,596,825	387,659,341

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(in number of shares)	June 30, 2013
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,235,924	1,292,055
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,587,617	387,643,748

Diluted earnings per share:

(in Korean won and in number of shares)	June 30, 2014
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	391,687,269,279	￦	765,212,165,054
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,596,825		387,659,341
Diluted earnings per share	￦	1,011	￦	1,974

(in Korean won and in number of shares)	June 30, 2013
	Three months		Six months
Adjusted profit for diluted earnings per share	￦	163,519,030,307	￦	574,977,413,236
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,587,617		387,643,748
Diluted earnings per share	￦	422	￦	1,483

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Individual insurance
Pure Endowment insurance	￦	4,098,352	￦	3,861,364
Death insurance		97,824		85,123
Joint insurance		1,707,933		1,634,590
Group insurance		3,423		1,339
Other		18,066		16,627

	￦	5,925,598	￦	5,599,043

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

36.2 Insurance assets

The details of insurance assets presented within other assets as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Reinsurance assets	￦	4,847	￦	5,245
Deferred acquisition costs		131,853		151,909

	￦	136,700	￦	157,154

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	383,301	￦	24,696	￦	168,661	￦	4,413	￦	19,010	￦	600,081
Reinsurance premiums paid		(184)		(1,233)		(147)		(1,365)		(3,758)		(6,687)

Net premiums earned	￦	383,117	￦	23,463	￦	168,514	￦	3,048	￦	15,252	￦	593,394

(In millions of Korean won)	June 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	408,306	￦	18,629	￦	174,719	￦	4,232	￦	21,424	￦	627,310
Reinsurance premiums paid		(263)		(3,171)		(147)		(474)		(3,958)		(8,013)

Net premiums earned	￦	408,043	￦	15,458	￦	174,572	￦	3,758	￦	17,466	￦	619,297

Six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	June 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	3,650	￦	1,274	￦	6,043	￦	2,757	￦	2,204	￦	15,928
Dividend expense		195		11		—		—		—		206
Refund expense		171,256		3,227		101,685		117		—		276,285
Provision		236,988		12,701		73,343		2,084		1,439		326,555

		412,089		17,213		181,071		4,958		3,643		618,974

Reinsurance claims		(172)		(1,186)		(74)		(1,561)		(2,204)		(5,197)

Net insurance expense	￦	411,917	￦	16,027	￦	180,997	￦	3,397	￦	1,439	￦	613,777

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	June 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	2,856	￦	1,078	￦	248	￦	1,991	￦	2,318	￦	8,491
Dividend expense		121		5		—		—		—		126
Refund expense		131,492		2,580		90,240		255		—		224,567
Provision		298,144		9,309		88,534		1,617		514		398,118

		432,613		12,972		179,022		3,863		2,832		631,302

Reinsurance claims		(53)		(2,666)		(5)		(367)		(4,372)		(7,463)

Net insurance expense	￦	432,560	￦	10,306	￦	179,017	￦	3,496	￦	(1,540)	￦	623,839

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Cash	￦	1,969,475	￦	1,963,977
Checks with other banks		658,143		734,574
Due from Bank of Korea		7,052,877		7,128,025
Due from other financial institutions		5,907,177		4,966,078

		15,587,672		14,792,654

Restricted due from financial institutions		(7,699,475)		(7,665,903)
Due from financial institutions with original maturities over three-months and others		(1,541,031)		(957,565)

		(9,240,506)		(8,623,468)

	￦	6,347,166	￦	6,169,186

Cash inflow and outflow from income tax, interests and dividends for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Activity	June 30, 2014		June 30, 2013
Income tax paid	Operating	￦	193,683	￦	249,121
Interest received	Operating		5,779,749		6,384,443
Interest paid	Operating		2,828,036		3,352,526
Dividends received	Operating		58,505		64,020
Dividends paid	Financing		193,176		231,811

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

38. Contingent liabilities and commitments

Acceptances and guarantees as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	17	￦	17
Acceptances and guarantees for KB purchasing loan		509,168		448,906
Other acceptances and guarantees		732,899		782,646

		1,242,084		1,231,569

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		334,280		281,049
Letter of guarantees		77,735		57,596
Bid bond		21,633		24,212
Performance bond		948,853		999,872
Refund guarantees		1,765,592		2,263,202
Other acceptances and guarantees		880,570		906,105

		4,028,663		4,532,036

Financial guarantees
Guarantees for Debenture-Issuing		20,200		20,200
Acceptances and guarantees for mortgage		41,886		43,272
Overseas debt guarantees		308,638		319,080
International financing guarantees in foreign currencies		39,257		41,896
Other acceptances and guarantees for financing		29,674		—

		439,655		424,448

		5,710,402		6,188,053

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,961,326		3,265,906
Refund guarantees		1,030,734		775,181

		3,992,060		4,041,087

	￦	9,702,462	￦	10,229,140

Commitments as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	June 30, 2014		Dec. 31, 2013
Commitments
Corporate loan commitments	￦	40,149,236	￦	42,446,365
Retail loan commitments		13,575,943		13,976,426
Credit line on credit cards		35,649,396		37,112,333
Private placement commitments		100,000		80,000
Purchase of other security investment		1,682,413		1,806,908

		91,156,988		95,422,032

Financial Guarantees
Credit line		2,968,839		2,572,424
Purchase of security investment		87,200		100,500

		3,056,039		2,672,924

	￦	94,213,027	￦	98,094,956

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Other Matters (including litigation)

a) The Group has filed 163 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦861,965 million, and faces 396 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦586,228 million, which arose in the normal course of the business and are still pending as of June 30, 2014.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first, second or third trial is in progress as of June 30, 2014. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in second trial and third trial. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, among the Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

c) The face values of the securities sold to general customers through tellers’ sale amounts to ￦50,058 million and ￦57,159 million as of June 30, 2014 and December 31, 2013, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of June 30, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

e) Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), for the six-month period ended June 30, 2014, paid ￦123,330 million, excluding local income tax, and recognized local income taxes amounting to ￦1,027 million as other non-trade payables. Meanwhile, in October 2013, the Group appealed to the tax tribunal the ￦116,257 million in fines.

f) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month new operating suspension. In respect of the incident, the Group faces 90 legal claims filed as the defendant, with an aggregate claim of ￦49,503 million as of June 30, 2014. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

g) In relation to a tax credit for research and human resource development expenses, an administrative litigation (the aggregate amount in 2007 and 2008 is ￦14,431 million) and an appeal to the tax tribunal (the aggregate amount in 2009 is ￦13,827 million) which the Bank is involved in are currently in progress. As for the administrative litigation, the National Tax Service has decided to refund the amount based on the Supreme Court precedent. However, the appeal to tax tribunal is currently pending as of June 30, 2014.

h) The Group entered into a Share Purchase Agreement in June 2014, to acquire 11,682,580 common shares of LIG Insurance Co., Ltd. (representing 19.47% of outstanding shares) amounting to ￦685,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

39. Subsidiaries

The details of subsidiaries as of June 30, 2014, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 99 and 24 other trusts[1]	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund[2]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and three others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1[2]	39.74	Korea	Dec. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st2	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Mezzanine Private Securities Fund 2nd2	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank	K Star KTB ETF(Bond)[2]	48.20	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

The condensed financial information of major subsidiaries as of June 30, 2014 and December 31, 2013, and for the six-month periods ended June 30, 2014 and 2013, is as follows:

(In millions of Korean won)
	June 30, 2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	￦	267,489,186	￦	246,457,778	￦	21,031,408	￦	8,177,552	￦	546,169	￦	572,611
KB Kookmin Card Co., Ltd.[1]		15,228,089		11,575,891		3,652,198		1,409,734		189,435		182,337
KB Investment & Securities Co., Ltd.[1]		3,749,561		3,189,513		560,048		258,806		13,197		8,865
KB Life Insurance Co., Ltd.[1]		7,362,183		6,800,504		561,679		723,006		1,260		12,551
KB Asset Management Co., Ltd.[1]		209,367		31,127		178,240		53,524		26,309		26,668
KB Capital Co., Ltd.		3,903,208		3,504,397		398,811		166,418		13,985		13,607
KB Savings Bank Co., Ltd.		771,543		612,756		158,787		36,592		(9,581)		(8,653)
KB Real Estate Trust Co., Ltd.		189,030		16,291		172,739		24,851		3,303		3,694
KB Investment Co., Ltd.[1]		232,927		97,934		134,993		16,347		2,364		4,406
KB Credit Information Co., Ltd.		30,070		8,388		21,682		18,627		(773)		(773)
KB Data System Co., Ltd.		22,066		7,109		14,957		20,854		109		84

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Dec. 31, 2013						June 30, 2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	￦	265,258,942	￦	244,641,628	￦	20,617,314	￦	9,496,504	￦	344,679	￦	373,426
KB Kookmin Card Co., Ltd.[1]		15,854,992		12,385,131		3,469,861		1,453,898		203,599		204,798
KB Investment & Securities Co., Ltd.		2,525,070		1,973,888		551,182		390,844		10,255		8,289
KB Life Insurance Co., Ltd.[1]		6,945,605		6,396,477		549,128		745,969		5,852		(21,276)
KB Asset Management Co., Ltd.[1]		237,907		36,335		201,572		49,171		23,743		23,054
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		24,607		3,301		3,888
KB Investment Co., Ltd.[1]		241,227		110,640		130,587		20,227		3,469		3,185
KB Credit Information Co., Ltd.		30,142		7,687		22,455		22,432		(127)		(127)
KB Data System Co., Ltd.		21,753		6,880		14,873		21,642		(199)		(185)
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		26,326		255		587
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		—		—		—

[1]	The financial information is based on its consolidated financial statements.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require that provide financial support to a consolidated structured entity

•	The Group has provided asset-backed commercial paper (“ABCP”) purchase commitment of ￦500 million to KH First Co., Ltd., the Group’s subsidiary, that had issued ABCP. This purchase commitment would require the Group to purchase unsold ABCP if there is a shortage of the investors for the ABCP issued by the structured entity. And the Group has provided acceptances and guarantees obligation of ￦66,500 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiary, that had issued debentures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦492,752 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

KB Capital Co., Ltd., Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd., KB Mezzanine Private Securities Fund 2nd, KB Evergreen Private Securities 99 and 30 other private equity funds, and Wise Mobile 8th ~ 10th Securitization were newly consolidated during the six-month period ended June 30, 2014. KB Evergreen Private Securities 82 and 36 other private equity funds, and Global Logistics Infra Private Fund 1 and 2 have been excluded from consolidation due to their liquidation. Also, Yehansoul Savings Bank Co., Ltd. has been excluded from consolidation due to its merger with KB Savings Bank Co., Ltd.

For the six-month period ended June 30, 2014, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	June 30, 2014
Non-controlling interests percentage (%)		47.98
Summarized statements of financial position
Assets of subsidiaries	￦	3,903,208
Liabilities of subsidiaries		3,504,397
Equity of subsidiaries		398,811
Non-controlling interests		191,342
Summarized statements of comprehensive income
Operating profit of subsidiaries		18,341
Profit of subsidiaries		13,985
Profit attributable to non-controlling interests		6,710
Cash flows of subsidiaries
Cash flows from operating activities		291,846
Cash flows from investing activities		(264)
Cash flows from financing activities		(98,121)

Net increase in cash and cash equivalents	￦	193,461

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of trusts with no guarantee of the principal	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of June 30, 2014 and December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)	June 30, 2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	11,797,995	￦	20,977,259	￦	2,402,497	￦	17,010,564	￦	5,830,796	￦	58,019,111
Carrying amount on financial statements
Assets
Loans		234,189		2,924,488		—		—		352,564		3,511,241
Financial investments		861,175		95,122		—		538,724		—		1,495,021
Investment in associates		—		—		—		405,863		—		405,863
Other assets		24		26		385,009		1,609		—		386,668

	￦	1,095,388	￦	3,019,636	￦	385,009	￦	946,196	￦	352,564	￦	5,798,793

Liabilities
Deposits		327,061		641,527		—		6,047		13,719		988,354
Other liabilities		42		—		—		82		—		124

	￦	327,103	￦	641,527	￦	—	￦	6,129	￦	13,719	￦	988,478

Maximum exposure to loss[1]	￦	4,782,099	￦	5,088,866	￦	385,009	￦	2,420,919	￦	509,941	￦	13,186,834

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Principal / principal and interest trust: Total amount of trust asset		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits		306,931		487,818		—		8,142		5,473		808,364
Other liabilities		—		14		—		144		—		158

	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss[1]	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Principal / principal and interest trust: Total amount of trust asset		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2014 and 2013, are as follows:

(In millions of Korean won)		June 30, 2014		June 30, 2013
Associates
Balhae Infrastructure Fund	Fee and commission income	￦	3,912	￦	3,923
Korea Credit Bureau Co., Ltd.	Fee and commission income		2		2
	Interest expense		33		56
UAMCO., Ltd.	Interest income		—		31
	Fee and commission income		7		—
	Interest expense		7		—
Semiland Co., Ltd.	Interest income		8		6
	Provision for credit loss		4		2
Incheon Bridge Co., Ltd.	Interest income		6,661		8,354
	Interest expense		265		629
	Provision for credit loss		—		2
KB No. 2 Special Purpose Acquisition Company	Interest income		17		—
	Interest expense		1		—
	Losses on financial assets/liabilities at fair value through profit or loss		1,269		—
KB No. 3 Special Purpose Acquisition Company	Provision for credit loss		17		—
United PF 1st Recovery Private Equity Fund[1]	Interest income		—		81
	Reversal for credit loss		—		2
KBIC Private Equity Fund No. 3	Fee and commission income		149		149
	Interest expense		19		—
NPS KBIC Private Equity Fund No. 1	Fee and commission income		236		236
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		1,809		496
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Fee and commission income		308		280
KB GwS Private Securities Investment Trust	Fee and commission income		472		462
	Other operating income		1,047		1,003
KB Star office Private real estate Investment Trust No. 1	Fee and commission income		216		216
	Interest expense		68		—
Kores Co., Ltd.[1]	Interest income		100		189
	Reversal for credit loss		2,354		104
PyungJeon Industries Co., LTD.[1]	Reversal for credit loss		—		519

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Testian Co., Ltd.[1]	Interest income	—	10
Serit Platform Co., Ltd.[1]	Interest income	—	43
	Fee and commission income	—	14
	Reversal for credit loss	—	1
Sehwa Electronics Co., Ltd.[1]	Gains on financial assets/liabilities at fair value through profit or loss	—	32
	Fee and commission expense	—	7
DS Plant Co., Ltd.[1]	Interest income	—	159
	Fee and commission income	—	4
	Gains on financial assets/liabilities at fair value through profit or loss	—	3
	Interest expense	—	1
	Losses on financial assets/liabilities at fair value through profit or loss	—	2
	Reversal for credit loss	—	8
DaiYang Metal Co., Ltd.[1]	Interest income	—	6
	Fee and commission income	—	6
	Provision for credit loss	—	393
KB Global Star Game & Apps SPAC[1]	Interest income	—	39
	Gains on financial assets/liabilities at fair value through profit or loss	—	224
	Provision for credit loss	—	4
	Interest expense	—	7
Key management	Interest income	51	121
	Fee and commission income	1	—
	Reversal for credit loss	—	9
	Other operating income	180	146
	Interest expense	280	63
	Other operating expense	191	157
Other
Retirement pension	Fee and commission income	216	192
	Interest expense	426	995

[1]	Deemed not to be related as of June 30, 2014.

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		June 30, 2014		Dec. 31, 2013
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	125	￦	353
Balhae Infrastructure Fund	Other assets		1,979		—
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		5		—
	Deposits		2,341		20,200
	Other liabilities		10		64
UAMCO., Ltd.	Deposits		1,259		5
	Provisions		192		192

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Semiland Co., Ltd.	Loans and receivables (Gross amount)	210	19
	Allowances for loan losses	6	—
	Deposits	—	1
	Provisions	—	3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)	248,311	249,362
	Allowances for loan losses	302	300
	Other assets	1,305	1,343
	Deposits	35,823	30,991
	Other liabilities	32	240
Terra Co., Ltd.	Deposits	2	1
KB No. 2 Special Purpose Acquisition Company	Derivative financial assets	1,489	—
	Loans and receivables (Gross amount)	883	—
	Deposits	341	—
KB No. 3 Special Purpose Acquisition Company	Loans and receivables (Gross amount)	1,780	—
	Deposits	2,300	—
United PF 1st Recovery Private Equity Fund[1]	Provisions	82	82
KB-Glenwood Private Equity Fund	Deposits	—	1
KBIC Private Equity Fund No. 3	Other assets	75	76
	Deposits	1,400	1,400
	Other liabilities	5	25
NPS KBIC Private Equity Fund No. 1	Other assets	65	65
	Other liabilities	—	42
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets	214	266
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other assets	308	569
KB GwS Private Securities Investment Trust	Other assets	219	—
KB Star office Private real estate Investment Trust No. 1	Other assets	73	—
	Deposits	6,047	8,142
	Other liabilities	55	31
Kores Co., Ltd.[1]	Loans and receivables (Gross amount)	—	7,854
	Allowances for loan losses	—	3,836
	Other liabilities	—	2
Ssangyong Engineering & Construction Co., Ltd.[1]	Loans and receivables (Gross amount)	—	47,104
	Allowances for loan losses	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Key management	Loans and receivables (Gross amount)	3,324	4,578
	Allowances for loan losses	1	1
	Other assets	5	6
	Deposits	9,798	5,798
	Insurance contract liability	973	770
	Other liabilities	78	62
	Provisions	2	2
Other
Retirement pension	Other assets	163	166
	Deposits	25,990	48,840
	Other liabilities	650	908

[1]	Deemed not to be related as of June 30, 2014; therefore, 2014 balances are not presented.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

According to K-IFRS 1024, the Group includes the parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and profit and loss arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company and the executive directors (vice presidents and above) of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Unused commitments to related parties as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		June 30, 2014		Dec. 31, 2013
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		54,600		54,600
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,200		2,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		26,275		35,975
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		37,963		42,088
KB GwS Private Securities Investment Trust	Loan commitments		629		757
	Purchase of security investment		1,119		1,119

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Unused commitments to related parties as of June 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		June 30, 2014		Dec. 31, 2013
Associates
Ssangyong Engineering & Construction Co., Ltd.[1]	Guarantee in won	￦	—	￦	293,500

[1]	Deemed not to be related as of June 30, 2014; therefore, 2014 balances are not presented.

Compensation to key management for the six-month periods ended June 30, 2014 and 2013, consists of:

(In millions of Korean won)
	June 30, 2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	848	￦	56	￦	(905)	￦	(1)
Registered directors (non-executive)		593		—		(15)		578
Non-registered directors		4,760		275		1,255		6,290

	￦	6,201	￦	331	￦	335	￦	6,867

(In millions of Korean won)
	June 30, 2013
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,564	￦	78	￦	213	￦	1,855
Registered directors (non-executive)		648		—		(12)		636
Non-registered directors		2,919		151		1,067		4,137

	￦	5,131	￦	229	￦	1,268	￦	6,628

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

Collateral received from related parties as of June 30, 2014 and December 31, 2013, is as follows:

(In millions of Korean won)		June 30, 2014		Dec. 31, 2013
Associates
Kores Co., Ltd.[1]	Row house	￦	—	￦	24
	Apartment		—		24
	Factory/Forest land		—		15,000
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
Key management	Time deposits and others		206		207
	Real estate		4,411		7,381

[1]	Deemed not to be related as of June 30, 2014; therefore, 2014 balances are not presented.

As of June 30, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Group and four other institutions and as subordinated collaterals in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

42. Business combination

The Group obtained control of Woori Financial Co., Ltd. from the Woori Financial Group Inc. for ￦279,870 million(11,180,630 shares, 52.02%) on March 20, 2014. Woori Financial Co., Ltd. operates rental of facilities, installment financial business, factoring business and others. Woori Financial Co., Ltd. has changed its name to KB Capital Co., Ltd.

The Group expects synergies from diversification of business portfolio through reinforcement of non-banking services, diversification of profit structure through expansion of customer range, vitalization of connected business between financial subsidiaries, reinforcement of retail banking business marketing, financing cheap money through the financial group and others.

The goodwill of business combination consists of expected synergies through business combination, the value of unrecognized assets and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The consideration transferred, and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	279,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		17,572
Financial assets at fair value through profit or loss		6,872
Loans		3,888,468
Property and equipment, and intangible assets		16,828
Other assets		59,055

Total assets		3,988,795

Deposits		580,000
Debentures		2,751,344
Other liabilities		272,495

Total liabilities		3,603,839

Total identifiable net assets	￦	384,956

Ratio of shareholding acquired (%)		52.02
Relevant amount of shares	￦	200,261
Goodwill		79,609
Acquisition-related costs[1]		2,094

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Due from financial institutions	￦	4,601
Loans		3,893,069
Others		25,321

	￦	3,922,991

Contractual cash flows
Due from financial institutions	￦	4,601
Loans		3,900,760
Others		26,478

	￦	3,931,839

Estimate of the contractual cash flows not expected to be collected
Loans	￦	82,640
Others		1,085

	￦	83,725

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

June 30, 2014 and 2013, and December 31, 2013

The Group measured non-controlling interests in KB Capital Co., Ltd.’s net asset fair value as of the date of acquisition. As a result, non-controlling interest amounting to ￦184,695 million is recognized as of the date of acquisition.

Due to the business combination, the net operating income and profit for the period from March 20, 2014 to June 30, 2014, included in the consolidated statement of comprehensive income were ￦18,341 million and ￦13,985 million (profit attributable to shareholders of the parent company is ￦7,275 million), respectively.

Assuming the date of acquisition is the beginning of the reporting period, the income from operations and net profit for the period would have increased by ￦6,137 million and ￦4,649 million, respectively. In calculating the pro forma information, the operating results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made upon acquisition.